Exhibit 99.9

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2019

JULY 24, 2020

TABLE OF CONTENTS

INTERPRETATION	3
CAUTIONARY NOTE REGARDING FORWARD LOOKING INFORMATION	4
CAUTIONARY NOTE REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	6
OTHER INFORMATION	7
CORPORATE STRUCTURE OF THE COMPANY	8
GENERAL DEVELOPMENT OF THE BUSINESS	9
DESCRIPTION OF THE BUSINESS	16
RISK FACTORS	49
DESCRIPTION OF CAPITAL STRUCTURE	62
DIVIDENDS AND DISTRIBUTIONS	62
MARKET FOR SECURITIES	63
PRIOR SALES	63
DIRECTORS AND OFFICERS	64
AUDIT COMMITTEE INFORMATION	66
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	67
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	67
TRANSFER AGENTS AND REGISTRARS	68
MATERIAL CONTRACTS	68
INTERESTS OF EXPERTS	68
ADDITIONAL INFORMATION	68
SCHEDULE “A” AUDIT COMMITTEE CHARTER	69
SCHEDULE “B” DEFINITIONS	78

INTERPRETATION

Definitions

For a description of defined terms and other reference information used in this Annual Information Form (“AIF”), please refer to Schedule “B”.

CIM Definition Standards

The disclosure included in this AIF uses mineral resources and mineral reserves classification terms that comply with reporting standards in Canada. All mineral resource and mineral reserve estimates are made in accordance with the CIM Definition Standards and NI 43-101, which is a set of rules developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects and operations. The following definitions are reproduced from the CIM Definition Standards:

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories, which are defined as follows:

•	An inferred mineral resource is that part of a mineral resource for which quantity, grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

•	An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors (as defined below) in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An indicated mineral resource has a lower level of confidence than that applying to a measured mineral resource and may only be converted to a probable mineral reserve.

•	A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A measured mineral resource has a higher level of confidence than that applying to either an indicated mineral resource or an inferred mineral resource. It may be converted to a proven mineral reserve or to a probable mineral reserve.

“Modifying factors” are considerations used to convert mineral resources to mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. Mineral reserves are sub-divided, in order of increasing geological confidence, into probable and proven categories, which are defined as follows:

•	A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

•	A proven mineral reserve is the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors.

CAUTIONARY NOTE REGARDING FORWARD LOOKING INFORMATION

Certain information and statements in this AIF may constitute “forward looking information” within the meaning of Canadian securities legislation and “forward looking statements” within the meaning of U.S. securities legislation (collectively, “Forward Looking Information”), which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such Forward Looking Information. All statements, other than statements of historical fact, may be Forward Looking Information, including, but not limited to, mineral resource or mineral reserve estimates (which reflect a prediction of mineralization that would be realized by development). When used in this AIF, such statements generally use words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate” and other similar terminology. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this AIF. Forward Looking Information involves significant risks and uncertainties, should not be read as guarantees of future performance or results, and does not necessarily provide accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the Forward Looking Information, which is based upon what management believes are reasonable assumptions, and there can be no assurance that actual results will be consistent with the Forward Looking Information.

In particular (but without limitation), this AIF contains Forward Looking Information with respect to the following matters: statements regarding anticipated decision making with respect to the Project; capital expenditure programs; estimates of mineral resources and mineral reserves; development of mineral resources and mineral reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the future price of commodities, including lithium; the realization of mineral resource and mineral reserve estimates, including whether mineral resources will ever be developed into mineral reserves; the timing and amount of future production; currency exchange and interest rates; expected outcome and timing of environmental surveys and permit applications and other environmental matters; the Company’s ability to raise capital and obtain project financing; expected expenditures to be made by the Company on its properties; successful operations and the timing, cost, quantity, capacity and quality of production; capital costs, operating costs and sustaining capital requirements, including the cost of construction of the processing plant for the Project; and competitive conditions and anticipated trends post-COVID-19 virus and the ongoing uncertainties and effects in respect of the COVID-19 virus.

Forward Looking Information does not take into account the effect of transactions or other items announced or occurring after the statements are made. Forward Looking Information is based upon a number of expectations and assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control, that could cause actual results to differ materially from those disclosed in or implied by such Forward Looking Information. With respect to the Forward Looking Information, the Company has made assumptions regarding, among other things:

•	general economic conditions;

•	anticipated trends and effects in respect of the COVID-19 virus;

•	demand for lithium, including that such demand is supported by growth in the electric vehicle market;

•	estimates of, and changes to, the market prices for lithium;

•	the impact of increasing competition in the lithium business and the Company’s competitive position in the industry;

•	the Company’s market position and future financial and operating performance;

•	the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves;

•	anticipated timing and results of exploration, development and construction activities;

•	reliability of technical data;

•	the Company’s ability to develop and achieve production at the Project;

•	the Company’s ability to obtain financing on satisfactory terms to develop the Project;

•	the Company’s ability to obtain and maintain mining, exploration, environmental and other permits, authorizations and approvals for the Project;

•	the timing and possible outcome of regulatory and permitting matters for the Project;

•	the exploration, development and construction costs for the Project;

•	the accuracy of budget and construction estimates for the Project;

•	successful negotiation of definitive commercial agreements, including off-take agreements for the Project; and

•	the Company’s ability to operate in a safe and effective manner.

Although management believes that the assumptions and expectations reflected in such Forward Looking Information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Since Forward Looking Information inherently involves risks and uncertainties, undue reliance should not be placed on such information.

The Company’s actual results could differ materially from those anticipated in any Forward Looking Information as a result of the risk factors contained in this AIF, including (but not limited to) the factors referred to under the heading “Risk Factors”. Such risks include, but are not limited to, the following: the Project may not be developed as planned; there may be uncertainty regarding whether there will ever be production at the Project; cost overruns; risks associated with the Company’s ability to successfully secure adequate funding; market prices affecting the ability to develop the Project; risk to the growth of lithium markets; low lithium prices; inability to obtain required governmental permits and operations being limited by government-imposed limitations; inability to achieve and manage expected growth; political risk associated with foreign operations and emerging and developing market risks; risks associated with not having development and production experience; operational risks; changes in government regulation; changes to environmental requirements; insurance risk; receipt and security of mineral property titles and mineral tenure risk; competition risk; market risk; volatility in global financial conditions; uncertainties associated with estimating mineral resources, including relating to the assumptions underlying mineral resource estimates and whether mineral resources will ever be developed into mineral reserves; opposition to development of the Company’s mineral properties; risks relating to public health crises, including the COVID-19 virus; surface access risk; geological, technical, drilling or processing problems; uncertainties in estimating capital and operating costs, cash flows and other project economics; liability risks, including environmental liabilities and risks inherent in mineral extraction operations; health and safety risks; unanticipated results of exploration activities; unpredictable weather conditions; unanticipated delays in preparing technical studies; an increase in costs by suppliers, including of any raw materials used in the production process; inability to generate profitable operations; restrictive covenants in debt instruments; lack of availability of additional financing on terms acceptable to the Company; shareholder dilution; dependence on key personnel; likelihood of payment of dividends in the future; competition for, amongst other things, capital, undeveloped lands and skilled personnel; fluctuations in currency exchange and interest rates; regulatory risk; conflicts of interest; share price volatility; and cyber-security risks and threats.

Readers are cautioned that the foregoing lists of assumptions and factors is not exhaustive. The Forward Looking Information contained in this AIF is expressly qualified by these cautionary statements. All Forward Looking Information in this AIF speaks as of the date of this AIF. The Company does not undertake any obligation to update or revise any Forward Looking Information, whether as a result of new information, future events or otherwise, except as required by applicable securities law. Additional information about these assumptions, risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent annual and interim MD&A, which are available on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING MINERAL RESOURCE

AND MINERAL RESERVE ESTIMATES

This AIF uses the terms “mineral resources,” “measured mineral resources,” “indicated mineral resources”, “inferred mineral resources”, “mineral reserves”, “proven mineral reserves” and “probable mineral reserves” to comply with the reporting standards in Canada. SEC Industry Guide 7 does not recognize mineral resources and U.S. companies have not generally been permitted to disclose resources in documents they file with the SEC. New reporting classification standards have been adopted in the United States that replaced and modernized the standards in SEC Industry Guide 7, which permit the disclosure of estimated mineral resources in a substantially harmonized manner for clarification of mineral resources and mineral reserves (and the respective categories thereof). However, the modernized estimation methodologies adopted by the SEC may still differ from those permitted by NI 43-101 and the CIM Definition Standards.

OTHER INFORMATION

Currency

This AIF contains references to United States dollars, Canadian dollars and Brazilian Reis. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars. United States dollars are referred to as “US$”. Brazilian Reais are referred to as “R$”.

The following table sets forth the high and low, average and period-end exchange rates for one US dollar expressed in Canadian dollars and Brazilian Reais for each period indicated, based upon the daily exchange rates provided by the Bank of Canada and S&P Capital IQ:

United States Dollars into Canadian Dollars and Brazilian Reais

	2019	2018
High	Cdn$1.36/R$4.27	Cdn$1.36/R$4.19
Low	Cdn$1.30/R$3.64	Cdn$1.23/R$3.14
Rate at end of period	Cdn$1.30/R$4.02	Cdn$1.36/R$3.87
Average rate for period	Cdn$1.33/R$3.94	Cdn$1.30/R$3.65

On July 23, 2020, the rate for Canadian dollars (as quoted by the Bank of Canada) and Brazilian Reais (as quoted by S&P Capital IQ) in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = Cdn$1.3392/R$5.21.

Third Party Information

This AIF includes market, industry and economic data and projections obtained from various publicly available sources and other sources believed by the Company to be true. Although the Company believes these to be reliable, it has not independently verified the information from third party sources, or analyzed or verified the underlying reports relied upon or referred to by the third parties, or ascertained the underlying economic and other assumptions relied upon by the third parties. The Company believes that the market, industry and economic data and projections are accurate and that the estimates and assumptions are reasonable, but there can be no assurance as to their accuracy or completeness. The accuracy and completeness of the market, industry and economic data and projections in this AIF are not guaranteed and the Company does not make any representation as to the accuracy or completeness of such information.

Non-GAAP Measures

This AIF and the Feasibility Study Report incorporated by reference herein contains certain non-GAAP measures. The non-GAAP measures do not have any standardized meaning within IFRS and therefore may not be comparable to similar measures presented by other companies. These measures provide information that is customary in the mining industry and that is useful in evaluating the Project. This data should not be considered as a substitute for measures of performance prepared in accordance with IFRS.

Date of Information

Except as otherwise indicated, all information disclosed in this AIF is as of July 23, 2020.

CORPORATE STRUCTURE OF THE COMPANY

Name, Address and Incorporation

The Company was incorporated under the CBCA on June 8, 2011, originally under the name Margaux Red Capital Inc. and was, at such time, classified as a “capital pool company” as defined in Policy 2.4 of the TSXV. On April 30, 2018, the Company closed its TSXV “qualifying transaction” with Sigma Holdings in a reverse takeover whereby each Sigma Holdings share was exchanged for 9.9997 pre-Consolidation Common Shares (“the Sigma Exchange Transaction”). On June 18, 2018, the Consolidation and a name change were approved at the annual general and special meeting of the Company’s shareholders, after which the Company’s name was changed to “Sigma Lithium Resources Corporation” and the Consolidation was effected.

The head office of the Company is at Suite 2400, 745 Thurlow Street, Vancouver, British Columbia, V6E 0C5 and its web site is www.sigmalithiumresources.com.

Intercorporate Relationships

As reflected below, the Company has one direct wholly-owned subsidiary and one indirect wholly-owned subsidiary. Sigma Holdings is domiciled in Canada and incorporated under the Business Corporations Act (British Columbia) by Articles of Incorporation dated April 13, 2017. Its registered office is the same location as the Company’s. Sigma Holdings was incorporated for the purpose, through its wholly-owned Brazilian incorporated subsidiary SMSA, of developing the Project located in the State of Minas Gerais, Brazil. SMSA holds a 100% interest in the four mineral properties comprising the Project: Genipapo, Grota do Cirilo, Santa Clara and São Jose, located in the Municipalities of Araçuai and Itinga; (with all located in the Vale do Jequitinhonha, State of Minas Gerais, Brazil).

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

The Company is a Canada-based lithium exploration and development company incorporated under the Canada Business Corporations Act. Its shares have been listed on the TXSV under the symbol SGMA since May 9, 2018 and on the OTCQB under the symbol SGMLF.

The Company, through its wholly-owned subsidiary SMSA, has been producing environmentally sustainable battery-grade lithium concentrate on a pilot scale since 2018 and shipping high-quality coarse concentrate samples of above 6% lithium oxide content to potential customers. The Company intends to build a larger-scale lithium concentration Commercial Production Plant with the capacity to produce of 220,000 tonnes per year of lithium concentrate and expects to become one of the lowest-cost and largest commercial producers of lithium concentrate globally. The Company intends to continue to develop its mineral deposits and could pursue other attractive business development opportunities in the lithium space from time to time as they arise.

Three Year History

As described above, prior to the completion of the Sigma Exchange Transaction, the Company was a TSXV capital pool company. As a capital pool company, its business was to identify, evaluate and acquire assets, properties or businesses that would constitute a “qualifying transaction” for purposes of the TSXV’s Capital Pool Company policy. A Share Exchange Agreement was entered into on December 22, 2017 and the Sigma Exchange Transaction was completed on April 30, 2018. The discussion in this section therefore provides the history (i) in respect of the period prior to the Sigma Exchange Transaction, for Sigma Holdings and SMSA and (ii) in respect of the period following the Sigma Exchange Transaction, for the Company on a consolidated basis.

Fiscal Year Ended December 31, 2017

In August of 2017, Sigma Holdings issued convertible unsecured debentures in the aggregate principal amount of $2,800,000 by way of a brokered private placement offering. In connection with such private placement offering, Sigma Holdings (i) paid an agency fee of $137,700 and (ii) issued warrants to purchase (after giving effect to the Sigma Exchange Transaction and the Consolidation) up to 276,643 Common Shares.

In December 2017, Sigma Holdings acquired, through transactions involving RI-X Mineração e Consultoria S.A. (a company owned by certain directors of the Company, “RI-X”), a related party, and Arqueana Empreendimentos e Participações S.A. (a company owned by RI-X, “Arqueana”), the 11% interest in SMSA that it did not previously own. As a result, Sigma Holdings consolidated the ownership of 100% of certain mining rights (“Lithium Properties”), for R$20,200,000 ($7,650,245) to be paid in six installments. The terms of the acquisition included a stipulation that if the original controlling group of Sigma Holdings ceased to have an indirect interest of at least 30% in SMSA on a fully diluted basis, any remaining installments would become due immediately. The installments are denominated in Brazilian Reais and subject to interest also in Brazilian Reais as per the monthly variation of the CDI (the Brazilian Interbank rate) from December 15, 2017 to the due date of their respective payments. Interest on overdue payments accrues at 1% per month plus a 10% penalty.

In connection with this transaction, Sigma Holdings and SMSA entered into the following agreements:

•	An agreement for stock purchase and sale and other covenants (the “SMSA Stock Purchase Agreement”) dated December 15, 2017.

•	The “Amilcar Royalty Agreement”: This agreement provides for a royalty of 1% over the gross revenues of SMSA from sales of minerals extracted from the Lithium Properties, less all taxes and costs incurred in the process of extraction, production, processing, treatment, transportation and commercialization of the products sold. SMSA has the option to repurchase the Amilcar Royalty Agreement for US$3,800.000, exercisable at any time, and Amilcar de Melo Afgouni has the option to require a repurchase for the same price, exercisable: (i) if SMSA enters into commercial production and reaches the threshold of producing 40,000t of lithium concentrate per year; or (ii) if the original controlling group of Sigma Holdings ceases to have an indirect interest of at least 30% in SMSA on a fully diluted basis.

•	The Rix Royalty Agreement: This agreement provides to the holder (currently LRC LP I) a royalty of 1% over the gross revenues of SMSA from sales of minerals extracted from the Project, less taxes, returns and sale commissions.

Fiscal Year Ended December 31, 2018

On March 23, 2018, Sigma Holdings finalized a technical report relating to the Project titled “Technical Report, Northern and Southern Complexes Project, Araçuaí and Itinga, Brazil” with an effective date of January 29, 2018 and prepared by Marc-Antoine Laporte, P. Geo, of SGS Canada Inc (“SGS”). This report provided a maiden mineral resource estimate for the Grota do Cirilo property consisting of measured and indicated resources of 12.9 million tonnes and inferred resources of 0.6 million tonnes.

During March of 2018, A10 Group, a group of companies owned by certain directors of the Company, provided several bridge loans to SMSA in the aggregate amount of R$1,747,600 (US$595,932) with interest calculated pursuant to the CDI (Brazilian Interbank Rate) plus a 4% per year spread, accrued from the date of each disbursement. The bridge loans had due dates on April 30 and May 30, 2018 and were automatically renewable on a rolling basis. On July 18, 2018, US$641,635 was paid to satisfy the bridge loans and their interest due in full.

On April 30, 2018, the Sigma Exchange Transaction was completed. In connection with the Sigma Exchange Transaction, Sigma Holdings completed a $20,040,000 private placement offering of subscription receipts, which were exchanged for pre-Consolidation Common Shares upon the completion of the Sigma Exchange Transaction. In connection with the private placement, Sigma Holdings: (i) paid an agency fee of $1,202,400 and (ii) issued warrants to purchase (after giving effect to the Sigma Exchange Transaction and the Consolidation) up to 3,027,137 Common Shares.

On May 2, 2018, the Company and Arqueana signed a first amendment to the SMSA Stock Purchase Agreement, whereby a payment of R$10,000,000 (US$3,787,250), originally due on April 15, 2018, was postponed and restructured without any payments into three tranches: (i) one of R$4,241,400 (US$1,500,000) due on May 15, 2018, (ii) a second of R$576,034 (US$195,205) due on July 5, 2018 and (iii) a third of R$5,182,566 (US$1,879,921), which was added to an installment due on March 15, 2019. On May 15, 2018 and July 5, 2018, the Company paid an aggregate of US$1,695,205 towards the first and second tranches, which were satisfied in full.

In late May 2018, the Company commenced a ~30,000m diamond drilling campaign to extend and develop the existing Grota do Cirilo Property spodumene lithium mineral resource This drilling campaign was the basis for a revised mineral resource estimate prepared by SGS. The drilling program was divided into two work streams:

•	a 6,000m drilling program to support a definitive feasibility study of the Xuxa Deposit on the Project, the Company’s foothold deposit. The drilling consisted of 27 holes focusing on: (i) increasing the size of the mineral resource, (ii) producing metallurgical samples at depth and (iii) conducting geotechnical studies; and

•	a 25,000m definition drilling campaign for the additional four lithium deposits on the Project (Barreiro, Lavra do Meio, Murial and Nezinho do Chicão), contemplating drilling 100 holes at Barreiro, 19 holes at Lavra da Meio, 30 holes at Murial and four holes at Nezinho do Chicão.

In August 2018, SMSA initiated the installation of a pilot plant in order to ship spodumene concentrate to prospective customers. The pilot plant has the capacity to produce up to 12,000t of lithium spodumene concentrate per year at the rate of 10t per hour. Prior to starting construction on the pilot plant, SMSA had conducted successful tests for eight months, producing high-quality battery-grade lithium spodumene concentrate above 6% Li2O at SGS’s laboratories in Canada.

On September 13, 2018, the Company provided updated assay results on its ~30,000m diamond drilling campaign of lithium deposits at the Grota do Cirilo Property.

On October 9, 2018, the Company announced the shipment of high-quality coarse lithium concentrate samples with an average grade of 6.27% Li2O and a size of 9.3mm to potential long term off-take partners in Asia for validation. The samples reflect the high quality of the Company’s spodumene concentrate, including low impurities, specifically low levels of alkaline elements at 0.76% in the form of sodium oxide plus potassium oxide and low levels of iron at 0.79% as iron oxide.

On November 28, 2018, the Company announced the signing of a term sheet for an offtake and funding arrangement with Mitsui & Co. Ltd (“Mitsui”).

Fiscal Year Ended December 31, 2019

On January 10, 2019, the Company announced that an updated mineral resource estimate for its Grota do Cirilo property had been completed by SGS consisting of measured and indicated resources of 45.7 million tonnes and inferred resources of 6.6 million tonnes. This represents approximately 1,560,919 tonnes of LCE in the measured and indicated categories, with a further 220,070 tonnes of LCE in the inferred category, tripling the mineral resources reflected in the previous estimate. The estimates, which were also reflected in the later completed Feasibility Study Report, were prepared using a cut-off grade of 0.5% Li2O. The technical report including the updated estimates was filed on February 25, 2019 at www.sedar.com.

In February 2019, the definitive Water License for the construction of a Commercial Production Plant was granted by ANA (Agência Nacional de Águas), the Federal government water agency of Brazil. The water usage license is valid for 10 years. In the running of the Commercial Production Plant, SMSA plans to use advanced environmental management practices, recirculating up to 90% of the water used in processing. As a result, the water license received should be sufficient to process lithium ore at the planned rate of 1.5 million metric tonnes per year, producing an expected 220,000 tonnes of 6% lithium concentrate as well as, at a later stage, if confirmed by a feasibility study, doubling capacity to process 3 million metric tonnes per year, producing an expected 440,000 tonnes of lithium concentrate.

Also, in February 2019, certain tax incentives and exemptions were received under an economic development program administered by SUDENE, a Brazilian federal government agency. The main tax benefits under the SUDENE program include a 75% corporate income tax reduction for 10 years after SMSA reaches more than 20% of the Project’s annual production capacity and accelerated depreciation of assets.

On March 29, 2019, the Company and Arqueana signed a second amendment to the SMSA Stock Purchase Agreement, whereby a payment due on March 15, 2019 was postponed and restructured without any payments into two tranches: one of R$3,671,032 (US$1,255,536), which was satisfied in full, and a second of R$4,159,309 (US$1,426,522) due on September 15, 2019.

On April 5, 2019, the Company announced the execution of a binding heads of agreement with Mitsui. In accordance with the heads of agreement, Mitsui will prepay the Company the amount of US$30,000,000 for battery grade lithium concentrate supply of up to 80,000 tonnes annually over six years, extendable for another five years at the option of Mitsui (the “Mitsui Pre-Payment”). The initial tranche payment of US$3,000,000 was received by the Company on April 4, 2019 and recorded as deferred revenue, while disbursement of the remaining tranches is to occur subject to certain conditions, including obtaining senior debt commitments for the remaining amount of the estimated Capex for the construction of the Commercial Production Plant.

In April 2019, lithium spodumene concentrate samples were validated by several large potential customers in the battery chemical and cathode industries, who confirmed their exceptional quality (battery grade above 6%) and very low impurities (specifically low levels of alkaline elements and iron, both well below 1%). The Company has received significant interest in long-term offtake arrangements for its spodumene concentrate.

On June 11, 2019, the Company announced that it had obtained the required environmental licenses for both construction (“LP”) and installation (“LI”) of the Commercial Production Plant from the environmental authority of the State of Minas Gerais, the Council of Environmental Policy (Conselho Estadual de Politica Ambiental or “COPAM”) in Brazil. COPAM has issued a Dual LP and LI Certificate for a period of six years expiring on May 31, 2025. The LP will permit SMSA to initiate construction of the Commercial Production Plant following the conclusion of the detailed engineering. The LI will permit SMSA to conduct transport, trial mining, and testing of the DMS beneficiation process of spodumene ore from the Xuxa Deposit into battery grade lithium concentrate. There was public support from the community of Itinga in the Vale do Jequitinhonha and the public consultation period required for the granting of the environmental licenses concluded without additional public hearings being requested by the community. Such support was the result of intensive communication and interactions maintained by the Company with the community during the licensing process, which included proactively holding frequent public hearings.

On June 28, 2019, each of all the seven nominees listed in the management proxy circular dated May 29, 2019 were elected as directors of Sigma at the 2019 Shareholders Meeting by an overwhelming majority of the votes cast. The seven directors elected were: Maryse Belanger (independent), Gary Litwack (independent), Frederico Marques, Calvyn Gardner, Marcelo Paiva, Ana Cristina Cabral and Anna Hartley.

On July 2019, the Company filed with the Brazilian mining regulator (Agência Nacional de Mineração, “ANM”) an update of the PAE (Plano de Aproveitamento Econômico) for the Barreiro Deposit in the Grota do Cirilo property. The PAE is the study required by the Brazilian regulators to authorize the commencement of commercial mining activities, and an approved PAE is required for the environmental licensing process. SMSA initiated sample selection for metallurgical studies and pre-feasibility level test work at the Barreiro Deposit in order to confirm that its lithium spodumene could be economically processed through the same DMS processing circuit of the Commercial Production Plant, designed to process the spodumene of the Project’s Xuxa Deposit.

In August 2019, The Brazilian Government committed to foster the development of the lithium value chain in the Jequitinhonha Valley through infrastructure development, building on SMSA’s investments in the region. The Federal, State and Regional governments’ plan to create an industrial zone dedicated to the development of lithium chemical processing in the area. Amongst the various initiatives being discussed, are the construction of a gas pipeline in a public-private partnership, a railway network connection and the creation of further business incentives, in addition to those available under the SUDENE initiative described below.

On August 29, 2019, the Company and Arqueana signed a third amendment to the SMSA Stock Purchase Agreement, whereby the due date of a payment of R$4,159,309 (US$1,426,522), which was renegotiated on March 29, 2019, was postponed without any payments from September 15, 2019 to July 31, 2020.

On November 6, 2019, the Company filed the Feasibility Study Report for the Xuxa Deposit and the Commercial Production Plant on SEDAR. The Feasibility Study Report included (i) a mineral reserve estimate of 10.27 million tonnes of proven reserves with 1.45% Li2O content and 3.52 million tonnes of probable reserves with 1.47% Li2O content; and (ii) a mineral resource estimate of 26.34 million tonnes of measured resources with 1.39% Li2O content, 19.44 million tonnes of indicated resources with 1.37% Li2O content and 6.6 million tonnes of inferred resources. This represents approximately 1,560,919 tonnes of LCE in the measured and indicated categories, with a further 220,070 tonnes LCE in the inferred category. The estimates were prepared using a cut-off grade of 0.5% Li2O. Based on the design considered by the Feasibility Study Report, the Commercial Production Plant will have the capacity to process 1.5 million metric tonnes of spodumene ore per year, expandable to 3 million metric tonnes within the same production complex. The process design is proprietary and includes DMS technology.

The Commercial Production Plant design is projected with capacity to produce 220,000 tonnes of high-quality battery-grade 6% lithium concentrate per year, with one of the lowest reported levels of impurities in the world. At a later stage, the Company has the option to double the Commercial Production Plant capacity to process 3 million metric tonnes of spodumene ore per year, producing 440,000 tonnes per year, subject to the completion of all related studies and assessments.

The Feasibility Study Report assumes:

•	Conventional open-pit mining operation

•	A Commercial Production Plant utilizing conventional lithium DMS and attributing a conservative recovery rate of 60%

•	Average annual production of 220,000 tonnes of 6% battery-grade lithium concentrate

•	A mine life of 9.2 years

•	Projected cash operating costs of US$ 238 per tonne of lithium concentrate (cash cost CIF China of US$ 342 per tonne of lithium concentrate), among the lowest reported costs globally

The positive economics reflected in the Feasibility Study Report provided a strong platform to continue to develop SMSA’s extensive mineral properties at the Project, which include nine past-producing lithium mines. The economic analysis in the Feasibility Study Report includes:

•	An after tax NPV for the Xuxa Deposit and the Commercial Production Plant of US$249 million, IRR of 43% and payback of 3.1 years

•	Capex of US$98.4 million, a material portion of which is expected to be sourced domestically in Brazil and denominated in Brazilian Real - the Capex in the Feasibility Study Report was calculated using a foreign exchange rate of US$ 1.00 = BRL 3.85. Since the publication of the Feasibility Study Report, the US$ has appreciated substantially relative to the Brazilian Real, which had the overall effect of decreasing the Capex t

The Feasibility Study Report was prepared by leading mining consultancies and professional services firms Primero Group Americas Inc. (“Primero”), SGS Geological Services (“SGS”), Worley Parsons and GE21 Consultoria Mineral. For further details on the Feasibility Study Report see “Description of the Business – Project Summary” below.

On November 8, 2019, the Company’s Chief Strategic Officer addressed the World Climate Summit during the United Nations Climate Change Conference COP 25 in Madrid and presented a case study for the Company as an ESG “green lithium” company and the role played by its investors in providing the capital and the leadership to drive the implementation of environmental and social best practices.

On November 20, 2019, the Company and Arqueana signed a fourth amendment to the SMSA Stock Purchase Agreement, whereby the due date of a payment of R$4,159,309 (US$1,426,522), which was renegotiated on August 29, 2019, was postponed without any payments from July 31, 2020 to December 31, 2020.

On November 29, 2019, the Company entered into an agreement with the A10 Group, a group of companies owned by certain directors of the Company, providing for a $6.6 million (US$5.0 million) revolving credit facility, bearing interest at 11% per annum, calculated from the day funds are drawn. This facility has a one-year term, which is the maturity for all funds drawn, and allows funding for lender-approved expenses. As of December 31, 2019, $311,760 (US$240,000) had been drawn on this facility. As of July 23, 2020, $2,553,649 (US$1,889,700) had been drawn on this facility.

On December 10, 2019, the Company announced the selection process of a global engineering contractor for the construction of a plant on a lump sum turnkey (“LSTK”) basis capped by a guaranteed maximum price (“GMP”). The Commercial Production Plant will be based on the design prepared by Primero for the Feasibility Study Report for the Xuxa Deposit at the Project, supporting a 1.5 million tonne per year ore processing operation with an output capacity of approximately 220,000 tonnes per year of 6% lithium concentrate.

On December 27, 2019, the Company and Arqueana signed a fifth amendment to the SMSA Stock Purchase Agreement, whereby the due date of a payment of R$4,159,309 ($1,260,083), which was renegotiated on November 20, 2019, was postponed without any payments from December 31, 2020, to January 31, 2021.

Fiscal Year 2020 to Date

On February 21, 2020, Duro Felguera (“DF”) and Primero Group Americas Inc. (a subsidiary of Primero Group Ltd.) (“Primero”) successfully completed the first phase of Early Contractor Involvement (“ECI”) with the Company and provided an updated multicurrency GMP of US$70 million for the engineering, procurement and construction (“EPC”) for the Project. The construction cost for plant and infrastructure in that GMP of US$59 million was lower than the US$66 million estimated in the Feasibility Study Report. As part of their ECI, DF and Primero: (i) reviewed and consolidated all of the existing design and data during an 8-week due diligence process; (ii) stress tested and optimized the design through reviews, value engineering and trade-off studies; (iii) reconfirmed quantities and pricing in the Capex estimates provided in the Feasibility Study Report; (iv) established a GMP for the Commercial Production Plant and associated infrastructure; and (v) submitted a GMP proposal and schedule to progress to a next phase.

On March 16, 2020, the Company formally engaged Banco do Brasil S.A. (“BB”), Brazil’s largest bank, to advise and support the Company to prepare a financing package to fund the construction of the Commercial Production Plant. Following the publication of the Feasibility Study Report, BB and the Company have been in active discussions with the following development banks and development agencies in Brazil: Banco do Nordeste (BNB), BNDES, BDMG and FINEP (the “Development Banks”). The Company is seeking commitments from the Development Banks for an aggregate amount to complete a financing package that, added together with the remaining US$27 million portion of the Mitsui Pre-Payment, would fund Project construction in full.

On March 27, 2020, the Company and Arqueana signed a sixth amendment to the SMSA Stock Purchase Agreement, whereby an installment of R$ 3,000,000 ($937,296) had its due date postponed from March 15, 2020 to January 1, 2021, and levying an additional 5% penalty to the 10% penalty already stipulated in the in the Stock Purchase Agreement.

On May 4, 2020, the Company announced, as part of its active engagement in the fight against the spread of COVID-19, that it donated 12 tons of sodium hypochlorite (hospital sanitizer liquid bleach) in 12,000 bottles to hospitals, medical clinics, prisons, nursing homes, care centers for people with disabilities and religious entities in the Vale do Jequitinhonha region, where the Project is located.

On May 19, 2020, the Company announced an update in respect of the operations of the Company in response to the COVID-19 pandemic. See “Description of the Business – Next Steps for the Company (Subject to COVID-19 Developments)” and “Risk Factors” below.

On May 28, 2020, DF and the Company signed a memorandum of understanding (the “DF MOU”) providing a commitment to an updated GMP for the EPC for the Project. The DF MOU outlines the key terms of a proposal for the EPC and the front end engineering design (“FEED”) for the project. DF has updated its due diligence on the Project based on the more recent documentation and information provided by the Company, especially the Feasibility Study Report. DF proposed a multicurrency GMP with a currency breakdown of: (i) a GMP for USD denominated Capex of US$22,856,407; and (ii) a GMP for BRL denominated Capex of BRL$182,162,830, totaling US$ 58 million (at US$ 1.00 = R$ 5.20) (the “Multicurrency GMP”). This Multicurrency GMP, updated as of April 1, 2020, was lower than the GMP of US$70 million provided by DF as of February 21, 2020.

On June 29, 2020, the Company and Arqueana signed a seventh amendment to the SMSA Stock Purchase Agreement, whereby the fourth installment of R$ 3,000,000 ($937,296) originally due on March 15, 2020, which was renegotiated on March 27, 2020, as restructured into two installments, the first of R$ 3,000,000 ($937,296) due on June 29, 2020, satisfied in full, and the second of R$ 450,000 ($$140,594) due on September 25, 2020, which will be monetarily adjusted, pro rata die, based on the CDI variation and with an interest of one percent (1%) per month as from March 15, 2020.

Also on June 29, 2020, the Company announced the signing of a term sheet for a US$45 million senior secured project finance facility to be led by Société Générale. This facility is expected to comprise the majority of the funding required for the construction of the Project, estimated to be US$ 74 million. It contemplates a six-year term (including a two-year grace period for principal amount) and a borrowing rate of USD LIBOR plus 5%, declining to LIBOR plus 4.5% after the project reaches completion, and it will be complemented by the US$27 million of the Mitsui Pre-payment that remains to be disbursed and an equity contribution to satisfy the facility’s total funding requirements.

On July 21, 2020, the Company announced the signing with DF of a FEED contract (“FEED Contract”) with DF for the second phase of ECI for the EPC of the Company’s Project. Primero will be the nominated engineering firm in the Contract. DF and Primero will perform detailed engineering, enhancing and improving the design and efficiencies in the processing plant, thereby further reducing risk. DF and Primero will also perform all of the work involved in completing the EPC contract, targeting an improved EPC lump sum turnkey price for the construction. DF offered Sigma its EPC services as a fully integrated package, provided that the final lump sum turnkey price is within the Multicurrency GMP and certain technical and commercial parameters are met during the second phase. Following the conclusion of FEED, the Company and DF (with Primero as a subcontractor) will finalize and sign a LSTK EPC contract for the Project reflecting the committed price.

DESCRIPTION OF THE BUSINESS

Overview of the Project

The Company, through its indirectly wholly-owned subsidiary SMSA, is advancing the Project – the development of its significant lithium hard-rock deposits with exceptional mineralogy at its Grota do Cirilo property in Brazil.

In 2018, SMSA started to produce high-quality environmentally-sustainable battery-grade lithium concentrate at its pilot plant and to ship samples to potential customers. SMSA is working towards its objective to commission its Commercial Production Plant by the year-end 2021, which will be producing (based on pilot and product testing to date) “green” 6% lithium oxide content battery-grade lithium concentrate engineered with low impurities to the specifications of its customers in the lithium-ion battery supply chain for electric vehicles (“EVs”) and renewable energy storage.

According to the Feasibility Study Report dated October 18, 2019 and with an effective date of September 16, 2019, the Company plans to produce 220,000 tonnes annually of battery-grade lithium concentrate and will be amongst the world’s lowest cost producers, which is summarized under “Project Summary” below.

Project Summary

Set out below is an extract from the summary section of the Feasibility Study Report prepared by Fred Claridge, P. Eng, Lucas Duarte, P. Eng, Ara Erzingatzian, P. Eng, Kiedock Kim, P. Eng, Marc-Antoine Laporte, P. Geo, and Porifrio Cabaleiro Rodriguez, MEng, (collectively, the “FS Qualified Persons”) which is dated October 18, 2019 and effective September 16, 2019. Reference should be made to the full text of the Feasibility Study Report, which is available on SEDAR and is incorporated by reference into this AIF, for the detailed disclosure in respect of the Project (including, among other things, a description of the significant assumptions, qualifications and other significant considerations related to the conclusions and recommendations). Certain other technical and scientific information included in this AIF other than in respect of the Feasibility Study Report was reviewed and approved by Marc-Antoine Laporte, P. Geo, of SGS.

Introduction

The Company requested Primero, SGS Geological Services (SGS), MCB Serviços e Mineração (MCB), and Worley Parsons Engenharia Ltda (WP) prepare the Feasibility Study Report on the Grota do Cirilo Property of the Project located in Minas Gerais State, Brazil.

Property Description and Location

The Project is located in Northeastern Minas Gerais State, in the municipalities of Araçuaí and Itinga, approximately 25 km east of the town of Araçuaí and 450 km northeast of Belo Horizonte.

The Project comprises four properties owned by SMSA and is divided into the Northern Complex (the Grota do Cirilo, Genipapo and Santa Clara properties) and the Southern Complex (the São José property).

The Project consists of 27 mineral rights, which include mining concessions, applications for mining concessions, exploration authorizations and applications for mineral exploration authorizations, spread over 191 km2, which include nine past producing lithium mines and 11 first-priority exploration targets. Granted mining concessions are in good standing with the Brazilian authorities.

Certain surface rights in the Grota do Cirilo area, the current primary focus of activity, are held by two companies, Arqueana and Miazga Participações S.A. (“Miazga”). SMSA has entered into two right-of-way agreements with these companies to support the Company’s exploration and development activities within the Grota do Cirilo Property, as well as third-party surface owners.

The Company has been granted a flow of 150 m3/h from the Jequitinhonha River for all months of the year for a period of 10 years. This license is renewable after 10 years.

The Brazilian government levies a Compensação Financeira pela Exploração de Recursos Minerais (“CFEM”) royalty on mineral production. Lithium production is subject to a 2.0% CFEM royalty, payable on the gross income from sales. The Project is subject to two third-party net smelter return (NSR) royalties of 1% each.

To the extent known to the Qualified Person, there are no other significant factors and risks that may affect access, title, or the right or ability to perform work on the Project that have not been discussed in the Feasibility Study Report.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Project is easily accessible from regional paved road BR-367, which runs through the northern part of the Project. Within the Project area, accessibility is provided by a network of maintained arterial and back country service roads. A municipal airport services the town of Araçuaí. The closest major domestic airport is located at Montes Claros, 327 km west of Araçuaí.

The Eastern Brazil region is characterized by a dry, semi-arid and hot climate. It is expected that future mining operations could be conducted year-round. Exploration activities are year-round but can be interrupted by short-term rainfall events.

Mining operations have been previously conducted in the Project area. Existing infrastructure includes power supply and substation, an extensive office block equipped with internet and telephones, accommodation for 40 persons on site, dining hall and kitchen, workshop, on-site laboratory and sample storage building, warehouse and a large store, a fuel storage facility with pumping equipment, and a water pumping facility from the Jequitinhonha river with its reservoir. The main 138 kV transmission line from the Irape hydro power station runs through the northern part of the Project area. The town of Araçuaí can supply basic services. Other services must be sourced from Belo Horizonte or São Paulo.

The topography consists of gently rolling hills with less than 100 m difference in elevation. The Project area typically hosts thorn scrub and savannah. Much of the area has been cleared for agriculture. The primary source of water for this project is the Jequitinhonha River.

History

Exploration and mining activities prior to the Company’s project interest were conducted by Companhia Estanìfera do Brazil (CEBRAS), Arqueana, Tanex Resources Plc (a subsidiary of Sons of Gwalia Ltd), and RI-X. CEBRAS produced a tin/tantalite concentrate from open pit mines from 1957 to the 1980s. Arqueana operated small open pit mines from the 1980s to the 2000s, exploiting pegmatite and alluvial gravel material for tin and tantalite. Tanex Resources Plc obtained a project interest from Arqueana, and undertook channel sampling, air-track, and reverse circulation (“RC”) drilling. The Project was subsequently returned to Arqueana. In 2012, RI-X obtained a controlling interest in Arqueana, and formed a new subsidiary company to Arqueana called Araçuaí Mineração whose name was later changed to SMSA. SMSA completed mapping, data compilation, a ground magnetic survey, channel sampling, and HQ core drilling. A heavy mineral separation (HMS) pilot plant was built during 2014–2015. Lithium-specific mining activities were conducted over at least five deposits in the Northern Complex, and four deposits in the Southern Complex.

In 2017 the Company purchased a DMS unit to produce a 6% Li2O spodumene concentrate. The Company has completed ground reconnaissance, satellite image interpretation, geological mapping, channel and chip sampling, trenching, core drilling, mineral resource and mineral reserve estimation, and a feasibility study. The Company initially focused on a geological assessment of available field data to prioritize the 200 known pegmatites that occur on the various properties for future evaluation. A ranking table that highlighted pegmatite volume, mineralogy and Li2O and Ta2O5 grade was established. Within the more prospective areas, the Company concentrated its activities on detailed geological and mineralogical mapping of historically mined pegmatites, in particular, on the larger pegmatites.

Geological Setting and Mineralization

The pegmatites in the Project area are classified as lithium–cesium–tantalum or LCT types. The Project area lies in the Eastern Brazilian Pegmatite Province (EBP) that encompasses a very large region of about 150,000 km2, stretching from the state of Bahia to Rio de Janeiro state.

The pegmatite swarm is associated with the Neoproterozoic Araçuaí orogeny and has been divided into two main types: anatectic (directly formed from the partial melting of the country rock) or residual pegmatite (fluid rich silicate melts resulting from the fractional crystallization of a parent magma). The pegmatites in the Project area are interpreted to be residual pegmatites and are further classified as LCT types.

Pegmatite bodies are typically hosted in a grey biotite–quartz schist and form bodies that are generally concordant with the schist foliation but can also cross-cut foliation. The dikes are sub-horizontal to shallow-dipping sheeted tabular bodies, typically ranging in thickness from a few metres up to 40 m or more, and display a discontinuous, thin, fine-grained chilled margin. Typical pegmatite mineralogy consists of microcline, quartz, spodumene, albite and muscovite. Spodumene typically comprises about 28–30% of the dike, microcline and albite around 30–35%, and white micas about 5–7%. Locally, feldspar and spodumenes crystals can reach as much as 10–20 cm in length. Tantalite, columbite and cassiterite can occur in association with albite and quartz. The primary lithium-bearing minerals are spodumene and petalite. Spodumene can theoretically contain as much as 3.73% Li, equivalent to 8.03% Li2O, whereas petalite, can contain as much as 2.09% lithium, equivalent to 4.50% Li2O.

Features of the pegmatites where mineral resources have been estimated include:

•	Xuxa: foliation concordant, strikes northwest–southeast, dips to the southeast at 40° to 45°, and is not zoned. The strike length is 1,700 m, averages 12–13 m in thickness and has been drill tested to 259 m in depth. Xuxa remains open to the west, east, and at depth;

•	Barreiro: foliation discordant, strikes northeast–southwest, dips to the southeast at 30° to 35°, and is slightly zoned with a distinct spodumene zone as well as an albite zone. The pegmatite is about 600 m long (strike), 30–35 m wide, and 800 m along the dip direction. Barreiro remains open to the northeast and at depth;

•	Murial: foliation discordant, strikes north–south, and has a variable westerly dip, ranging from 25° to 75°. The strike length is about 750 m, with a thickness of 15–20 m, and the down-dip dimension is 200 m. The pegmatite is zoned with a spodumene-rich intermediate zone and a central zone that contains both spodumene and petalite. The southern section of the pegmatite has lower lithium tenors than the norther portion of the dike. Murial remains open to the north, south, and at depth; and

•	Lavra do Meio: foliation concordant, strikes north–south, dips 75°–80° to the east. The strike length is 300 m with an average thickness of 12–15 m and a down-dip distance of 250 m. The pegmatite is zoned and contains both spodumene and petalite and remains open at depth.

Exploration

SMSA began working on the Project in June 2012, focusing on a geological assessment of available field data to prioritize the 200 known pegmatites that occur on the various properties for future evaluation. A ranking table that highlighted pegmatite volume, mineralogy and Li2O and Ta2O5 grade was established.

Within the more prospective areas, the SMSA concentrated its activities on detailed geological and mineralogical mapping of historically mined pegmatites, in particular, on the larger pegmatites, Xuxa and Barreiro. These dikes were channel sampled and subsequently assessed for their lithium, tantalum and cassiterite potential. This work was followed by bulk sampling and drilling. In the Southern Complex area, SMSA geologists have visited sites of historical workings, and undertaken reconnaissance mapping and sampling activities. The Lavra Grande, Samambaia, Ananias, Lavra do Ramom and Lavra Antiga pegmatites were mined for spodumene and heavy minerals, and in some cases gem-quality crystals were targeted. These pegmatites are considered to warrant additional work.

Drilling

Drilling completed by the Company across the Project area consists of 255 core holes totalling 42,959.76 m. To date, this drilling has concentrated on the Grota do Cirilo pegmatites. Drilling was at HQ core size (63.5 mm core diameter) in order to recover enough material for metallurgical testing. Drill spacing is variable by pegmatite, but typically was at 50 m with wider spacing at the edges of the drill pattern. Drill orientations were tailored as practicable to the strike and dip of the individual pegmatites. The drill hole intercepts range in thickness from approximately 85–95% of true width to near true width of the mineralization.

All core was photographed. Drill hole collars were picked up in the field using a Real Time Kinematic (RTK) global positioning system (GPS) instrument with an average accuracy of 0.01 cm. All drill holes were down-hole surveyed by the Company personnel using the Reflex EZ-Track and Reflex Gyro instruments. Calibrations of tools were completed in 2017 and 2018.

Sampling intervals were determined by the geologist, marked and tagged based on lithology and mineralization observations. The typical sampling length was 1 m but varied according to lithological contacts between the mineralized pegmatite and the host rock. In general, 1-2 m host rock samples were collected from each side that contacts the pegmatite.

SMSA conducted HQ drilling programs in 2014, 2017, and 2018 on selected pegmatite targets. The drill programs have used industry-standard protocols that include core logging, core photography, core recovery measurements, and collar and downhole survey measurements. There are no drilling, sampling or recovery factors that could materially impact the accuracy and reliability of the results in any of the drill campaigns. Drill results from Grota do Cirilo Property support the mineral resource estimates and the Feasibility Study Report.

Sample Preparation, Analyses and Security

Sampling intervals were determined by the geologist, marked and tagged based on lithology and mineralization observations. The typical sampling length was 1 m but varied according to lithological contacts between the mineralized pegmatite and the host rock. In general, 1 m host rock samples were collected from each side that contacts the pegmatite.

All samples collected by SMSA during the course of the 2012–2018 exploration programs were sent to the SGS Geosol laboratory located in the city of Belo Horizonte, Brazil (“SGS Geosol”). A portion of the 2017–2018 sample pulps were prepared by ALS Brazil Ltda. in Vespasiano, Brazil (“ALS Vespasiano”) and shipped to ALS Canada Inc. Chemex Laboratory (“ALS Chemex”) in North Vancouver, BC, Canada for cross check validation. A portion of the 2014 samples were resampled by the Qualified Person and sent for validation to the SGS Lakefield Laboratory in Lakefield Canada (“SGS Lakefield”). All laboratories, including ALS Chemex, ALS Vespasiano, SGS Lakefield and SGS Geosol are ISO/IEC 17025 accredited. SGS Geosol is ISO 14001 and 17025 accredited by the Standards Council. All laboratories used for the technical report are independent from SMSA and the Company and provide services to SMSA pursuant to arm’s length service contracts.

Sample preparation conducted at SGS Geosol consisted of drying, crushing to 75% passing 3 mm using jaw crushers, and pulverizing to 95% passing 150 mesh (106 µm) using a ring and puck mill or a single component ring mill. In 2017, SGS Geosol performed 55-element analysis using sodium peroxide fusion followed by both inductively coupled plasma optical emission spectrometry (“ICP-OES”) and inductively coupled plasma mass spectrometry (ICP-MS) finish (SGS code ICM90A). This method uses 10 g of the pulp material and returns different detection limits for each element and includes a 10 ppm lower limit detection for Li and a 10,000 ppm upper limit detection for Li. In 2018, SGS Geosol used a 31-element analytical package using sodium peroxide fusion followed by inductively coupled plasma atomic emission spectrometry (“ICP-AES”) and ICP-MS finish (SGS code ICP90A).

Sample preparation at ALS Vespasiano comprised drying, crushing to 70% passing 2 mm using jaw crushers, and pulverizing to 85% passing 200 mesh (75 µm) using a ring and puck mill or a single component ring mill. Lithium and boron were determined by sodium peroxide fusion followed by ICP-AES analysis (ALS Chemex method ME-ICP82b).

The 2017 witness samples collected on the 2014 drill core were analyzed at SGS Lakefield using sodium peroxide fusion followed by both ICP-OES and ICP-MS finish (SGS code ICM90A).

In addition to the laboratory quality assurance quality control (“QA/QC”) routinely implemented by SGS Geosol and ALS Chemex using pulp duplicate analysis, SMSA developed an internal QA/QC protocol for the Xuxa drilling, which consisted of the insertion of analytical standard reference materials (standards), blanks and core duplicates on a systematic basis with the samples shipped to the analytical laboratories. In 2017, the Company also sent pulps from selected mineralized intersections to ALS Chemex for reanalysis. No pulp reanalysis was performed by the Company in 2013 and 2014. A total of 664 pulp samples from the 2017 Xuxa drilling program were sent to ALS Vespasiano for third-party verification.

SMSA inserted standards in sample batches during the 2014 and 2017–2018 sampling programs. During the 2014 campaign, the standard used was made of locally sourced and prepared pegmatite and was not certified. SMSA inserted an uncertified standard into the sample stream for every 25 samples for a total of five uncertified standards inserted. The 2017–2018 campaign used seven certified standards from African Mineral Standards (“AMIS”), an international supplier of certified reference materials. A total of 88 standards were inserted during the 2017 campaign and 315 were inserted during the 2018 campaign. Results were considered acceptable and no material accuracy issues were noted.

During the 2017–2018 campaign SMSA included insertion of analytical blanks in the sample series as part of their internal QA/QC protocol. The blank samples, which are made of fine silica powder provided by AMIS, are inserted an average of one for every 20 samples by the SMSA geologist and subsequently sent to SGS Geosol. The same procedure was used by SMSA for the 2014 drilling campaign. A total of 647 analytical blanks were analysed during the 2014 and 2017–2018 exploration programs. Results were considered acceptable and no material contamination issues were noted.

SMSA inserted core duplicates every 20th sample in the sample series as part of their internal QA/QC protocol. The sample duplicates correspond to a quarter HQ core from the sample left behind for reference, or a representative channel sample from the secondary channel cut parallel to the main channel. Assay results were considered acceptable between the two sample sets.

Bulk densities of the lithologies were measured by SGS Geosol by pycnometer measurement. Measurements were by lithology with special attention to the lithium bearing pegmatite. Separate measurements were made for the Xuxa and Barreiro deposits.

A total of 188 measurements were made on Xuxa core from 2017–2018. Of the 188 measurements, 24 were made on albite-altered pegmatite, 54 on schist, and 110 on lithium-bearing pegmatite. For Barreiro, a total of 401 measurements were made on core from the 2018 drill program. Of the 401 measurements, 82 were made on albite-altered pegmatite, 177 on schist, and 142 on lithium-bearing pegmatite. For Murial, a total of 134 measurements were made by the same method on core from the 2018 drill program. Of the 134 measurements, 32 were made on the albite-altered pegmatite, 58 on the schist and 44 on the lithium bearing pegmatite. For Lavra do Meio, a total of 51 measurement were made by the same method on core from the 2018 drill program. Of the 51 measurements, nine were made on the albite altered pegmatite, 22 on the schist and 20 on the lithium bearing pegmatite.

In 2017, SGS validated the exploration processes and core sampling procedures used by SMSA as part of an independent verification program. The Qualified Person concluded that the drill core handling, logging and sampling protocols are at conventional industry standard and conform to generally accept best practices. The chain of custody was followed by SMSA employees and the sample security procedure showed no flaws. The Qualified Person considers that the sample quality is good and that the samples are generally representative. Finally, the Qualified Person is confident that the system is appropriate for the collection of data suitable for a mineral resource estimate and can support Mineral Reserve estimates and mine planning.

Data Verification

Visits to the Project site were conducted by Marc-Antoine Laporte, P.Geo., M.Sc. from September 11 to September 15, 2017, from July 11 to July 17, 2018 and from September 18 to 23, 2018. These visits enabled the Qualified Person to become familiar with the exploration methods used by SMSA, the field conditions, the position of the drill hole collars, the core storage and logging facilities and the different exploration targets.

The database for the Project was first transmitted to SGS by the Company on September 15, 2017 and was regularly updated by the Company geologists. The database contains data for: collar locations; downhole surveys; lithologies and lithium assays. Upon importation of the data into the modelling and mineral resources estimation software (Genesis©), SGS conducted a second phase of data validation where all the major discrepancies were removed from the database. Finally, SGS conducted random checks on approximately 5% of the assay certificates, to validate the assay values entered in the database.

Witness samples were taken from previously sampled intervals and the half cores were cut to quarter cores. A total of nine mineralized intervals were sampled to compare the average grade for the two different laboratories. The average for the original samples is 1.61 % Li2O while the average for the control samples is 1.59 % Li2O. The average grade difference is 0.02% which makes a relative difference of 1.28% between the original and the control samples.

As additional control sampling, SMSA sent 664 samples from the 2017-2018 Grota do Cirillo drilling campaign to ALS Chemex for analysis using the protocol ME-ICP82b with sodium peroxide fusion. Preparation was done by ALS Vespasiano and the samples were subsequently shipped to Vancouver. The average Li concentration for the original was 6,411.4 ppm Li while the duplicate average was 6,475.9 ppm Li. This indicates a slight bias of the ALS Chemex duplicates which is well within the accepted margin of error.

Following the data verification process and QA/QC review, the Qualified Person is of the opinion that the sample preparation, analysis and QA/QC protocol used by SMSA for the Project follow generally accepted industry standards and that the Project data is of a sufficient quality. However, more attention should be put into the blank material selection in the future in order improve the similarity between the batches.

Mineral Processing and Metallurgical Testing

Drill core samples from the Xuxa pegmatite deposit were processed at the SGS Lakefield facility in October 2018. Work conducted included comminution, heavy liquid separation (“HLS”), REFLUX™ classifier, DMS and magnetic separation.

Drill core samples were selected and combined into six variability (“Var”) samples for a test work program comprising of mineralogical analyses, grindability, HLS, REFLUX™ classifier, DMS, and magnetic separation testing. Flowsheets for lithium beneficiation were developed in conjunction with the testwork. The goal was to produce spodumene concentrate grading a minimum 6% Li2O and maximum 1% Fe2O3 while maximizing lithium recovery.

Four HLS tests, at four crush sizes (15.9 mm, 12.5 mm, 9.5 mm, and 6.3 mm) were carried out on each of the six variability samples to evaluate the recovery. The 9.5 mm crush size was selected as the optimum crush size for DMS test work, as it results in the highest lithium recovery with minimal fines generation.

The DMS variability samples were each crushed to -9.5 mm and screened into four size fractions: coarse (-9.5/+6.3 mm), fines (-6.3/+1.7 mm), ultrafines (-1.7/+0.5 mm) and hypofines (-0.5 mm). The coarse, fines and ultrafines fractions of each variability sample were then processed separately for lithium beneficiation. The REFLUX™ classifier test work was carried out with a RC- 100 unit for mica rejection from the fines and ultrafines fractions only. This test work was conducted at FLSmidth’s Minerals Testing and Research Center in Utah, USA.

The coarse and fines REFLUX™ classifier underflow and ultrafines RC underflow of each variability sample were processed separately through DMS. The DMS concentrate from each of these fractions underwent a magnetic separation step at 10,000 Gauss.

The DMS test work flowsheet for the coarse and fines fractions included two passes through the DMS; the first at a lower specific gravity (SG) cut-point (~2.65) to reject silicate gangue and the second at a higher specific gravity (SG) cut-point (~2.90) to generate spodumene concentrate. The coarse DMS middlings were re-crushed to -3.3 mm and a two stage HLS test conducted. The ultrafines DMS test work flowsheet included only a single pass through the DMS circuit at a high SG cut-point (~2.90) to generate spodumene concentrate.

The DMS test results demonstrated that DMS was able to produce spodumene concentrate with >6% Li2O in most of the tests, for an average recovery of 60.4%.

The Var 3 and Var 4 samples were determined to best represent the deposit.

Mineral Resource Estimates

Mineral resources for the Grota do Cirilo pegmatite were estimated using a computerised resource block model. Three-dimensional wireframe solids of the mineralisation were defined using drill hole Li2O analytical data.

Data were composited to 1 m composite lengths, based on the north–south width of the block size defined for the resource block model. Compositing starts at the schist-pegmatite contact. No capping was applied on the analytical composite data. The Xuxa models used a 6 m x 3 m x 5 m block size. Murial and Lavra do Meio models used a 5 m x 3 m x 5 m block size and the Barreiro model used a 5 m x 5 m x 5 m block. Average densities were applied to blocks, which varied by pegmatite, from 2.65 t/m3 at Lavra do Meio to 2.71 t/m3 at Barreiro.

Variography was undertaken for Xuxa, Barreiro and LDM and the projection and Z-axis rescaling were done according to the mineralization orientation.

The grade interpolation for the Xuxa, Barreiro and Lavra do Meio resource block models were completed using ordinary kriging (OK). The Murial model was estimated using an inverse distance weighting to the second power (ID2) methodology. The interpolation process was conducted using three successive passes with more inclusive search conditions from the first pass to the next until most blocks were interpolated, as follows:

Pass 1:

•	Xuxa: search ellipsoid distance of 75 m (long axis) by 75 m (intermediate axis) and 25 m (short axis) with an orientation of 130° azimuth and -50° dip to the southeast; minimum of seven composites, a maximum of 15 composites and a minimum of three drill holes

•	Barreiro: search ellipsoid distance of 55 m (long axis) by 55 m (intermediate axis) and 25 m (short axis) with an orientation of 155° azimuth and -35° dip to the southeast; a minimum of seven composites, a maximum of 15 composites and a minimum of three drill holes

•	Murial: 75 m (long axis) by 75 m (intermediate axis) and 35 m (short axis) with an orientation of 95° azimuth and -80° dip to the west; minimum of seven composites, a maximum of 15 composites and a minimum of three drill holes

•	Lavra do Meio: 50 m (long axis) by 50 m (intermediate axis) and 25 m (short axis) with an orientation of 280° azimuth and -75° dip to the east; minimum of five composites, a maximum of 15 composites and a minimum of three drill holes

Pass 2:

•	Xuxa: twice the search distance of the first pass; minimum of seven composites, a maximum of 15 composites and a minimum of three drill holes

•	Barreiro: twice the search distance of the first pass; a minimum of seven composites, a maximum of 15 composites and a minimum of three drill holes

•	Murial: twice the search distance of the first pass; minimum of seven composites, a maximum of 15 composites and a minimum of three drill holes

•	Lavra do Meio: twice the search distance of the first pass; minimum of five composites, a maximum of 15 composites and a minimum of three drill holes

Pass 3:

•	Xuxa: 300 m (long axis) by 300 m (intermediate axis) by 100 m (short axis) with a minimum of seven composites, a maximum of 25 composites and a minimum of three drill holes

•	Barreiro: 250 m (long axis) by 250 m (intermediate axis) by 100 m (short axis) with a minimum of seven composites, a maximum of 25 composites and no minimum number of drill holes

•	Murial: 200 m (long axis) by 200 m (intermediate axis) by 100 m (short axis) with a minimum of seven composites, a maximum of 20 composites and no minimum number of drill holes

•	Lavra do Meio: 125 m (long axis) by 125 m (intermediate axis) by 75 m (short axis) with a minimum of five composites, a maximum of 15 composites and no minimum composites required per drill hole.

The estimates and models were validated by statistically comparing block model grades to the assay and composite grades, and by comparing block values to the composite values located inside the interpolated blocks. The estimates were considered reasonable.

Mineral resources are classified into measured, indicated and inferred mineral resource categories. The mineral resource classification is based on the density of analytical information, the grade variability and spatial continuity of mineralization. The mineral resources were classified in two successive stages: automated classification, followed by manual editing of final classification results. Classifications were based on the following:

Measured Mineral Resources

•	Xuxa: the search ellipsoid used was 50 m (strike) by 50 m (dip) by 25 m with a minimum of seven composites in at least three different drill holes.

•	Barreiro, Murial, and Lavra do Meio: the search ellipsoid was 55 m (strike) by 55 m (dip) by 35 m with a minimum of five composites in at least three different drill holes.

Indicated Mineral Resources

•	In all deposits, the search ellipsoid was twice the size of the Measured category ellipsoid using the same composites selection criteria.

Inferred Mineral Resources

•	In all deposits, all remaining blocks.

The conceptual economic parameters were used to assess reasonable prospects of eventual economic extraction. A series of economic parameters were estimated to represent the production cost and economic prospectivity of an open pit mining operation in Brazil and came either from SGS Canada or SMSA. These parameters are believed to be sufficient to include all block models in future open pit mine planning, due mostly to the relatively low mining costs in Brazil.

The mineral resource estimates for Grota do Cirilo are reported in Table 1-1 to Table 1-4 using a 0.5% Li2O cut-off. The Mineral resource estimates are constrained by the topography and are based on the conceptual economic parameters. The estimate has an effective date of January 10, 2019. The Qualified Person for the estimate is Mr. Marc-Antoine Laporte, P.Geo., an SGS employee.

Table 1-1 – Xuxa Deposit Mineral Resource Estimate

CUT-OFF GRADE		TONNAGE	AVERAGE GRADE
LI2O (%)	CATEGORY	(T)	LI2O (%)
0.5	Measured	10,193,000	1.59
0.5	Indicated	7,221,000	1.49
0.5	Measured + Indicated	17,414,000	1.55
0.5	Inferred	3,802,000	1.58

Notes to accompany Table 1-1 Xuxa Deposit Mineral Resource Estimate:

1.	Mineral Resources have an effective date of January 10, 2019 and have been classified using the 2014 CIM Definition Standards. The Qualified Person for the estimate is Mr. Marc-Antoine Laporte, P.Geo., an SGS employee.

2.	Mineral Resources are reported assuming open pit mining methods, and the following assumptions: lithium concentrate (6% Li2O) price of US$1,000/t, mining costs of US$2/t for mineralization and waste, US$1.2/t for overburden, crushing and processing costs of US$12/t, general and administrative (G&A) costs of US$4/t, concentrate recovery of 85%, 2% royalty payment, pit slope angles of 55°, and an overall cut-off grade of 0.5% Li2O.

3.	Tonnages and grades have been rounded in accordance with reporting guidelines. Totals may not sum due to rounding.

4.	Mineral Resources are reported inclusive of those Mineral Resources converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

5.	Long-term Li2O price of $1,000/tonne assumes processing cost of US$12 and metallurgical recovery of 85%.

Table 1-2 – Barreiro Deposit Mineral Resource Estimate

CUT-OFF GRADE		TONNAGE	AVERAGE GRADE
LI2O (%)	CATEGORY	(T)	LI2O (%)
0.5	Measured	10,313,000	1.4
0.5	Indicated	10,172,000	1.46
0.5	Measured + Indicated	20,485,000	1.43
0.5	Inferred	1,909,000	1.44

Notes to accompany Table 1-2 Barreiro Deposit Mineral Resource Estimate

1.	Mineral Resources have an effective date of January 10, 2019 and have been classified using the 2014 CIM Definition Standards. The Qualified Person for the estimate is Mr. Marc-Antoine Laporte, P.Geo., an SGS employee.

2.	Mineral Resources are reported assuming open pit mining methods, and the following assumptions: lithium concentrate (6% Li2O) price of US$1,000/t, mining costs of US$2/t for mineralization and waste, US$1.2/t for overburden, crushing and processing costs of US$12/t, general and administrative (G&A) costs of US$4/t, concentrate recovery of 85%, 2% royalty payment, pit slope angles of 55°, and an overall cut-off grade of 0.5% Li2O.

3.	Tonnages and grades have been rounded in accordance with reporting guidelines. Totals may not sum due to rounding.

4.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

5.	Long-term Li2O price of $1,000/tonne assumes processing cost of US$12 and metallurgical recovery of 85%.

Table 1-3 - Murial Deposit Mineral Resource Estimate

CUT-OFF GRADE		TONNAGE	AVERAGE GRADE
LI2O (%)	CATEGORY	(T)	LI2O (%)
0.5	Measured	4,175,000	1.17
0.5	Indicated	1,389,000	1.04
0.5	Measured + Indicated	5,564,000	1.14
0.5	Inferred	669,000	1.06

Notes to accompany Table 1-3 Murial Deposit Mineral Resource Estimate

1.	Mineral Resources have an effective date of January 10, 2019 and have been classified using the 2014 CIM Definition Standards. The Qualified Person for the estimate is Mr. Marc-Antoine Laporte, P.Geo., an SGS employee.

2.	Mineral Resources are reported assuming open pit mining methods, and the following assumptions: lithium concentrate (6% Li2O) price of US$1,000/t, mining costs of US$2/t for mineralization and waste, US$1.2/t for overburden, crushing and processing costs of US$12/t, general and administrative (G&A) costs of US$4/t, concentrate recovery of 85%, 2% royalty payment, pit slope angles of 55°, and an overall cut-off grade of 0.5% Li2O.

3.	Tonnages and grades have been rounded in accordance with reporting guidelines. Totals may not sum due to rounding.

4.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability

5.	Long-term Li2O price of $1,000/tonne assumes processing cost of US$12 and metallurgical recovery of 85%.

Table 1-4 - Lavra do Meio Deposit Mineral Resource Estimate

			AVERAGE
CUT-OFF GRADE		TONNAGE	GRADE LI2O
LI2O (%)	CATEGORY	(T)	(%)
0.5	Measured	1,626,000	1.16
0.5	Indicated	649,000	0.93
0.5	Measured + Indicated	2,275,000	1.09
0.5	Inferred	261,000	0.87

Notes to accompany Table 1-4 Lavra do Meio Deposit Mineral Resource Estimate

1.	Mineral Resources have an effective date of January 10, 2019 and have been classified using the 2014 CIM Definition Standards. The Qualified Person for the estimate is Mr. Marc-Antoine Laporte, P.Geo., an SGS employee.

2.	Mineral Resources are reported assuming open pit mining methods, and the following assumptions: lithium concentrate (6% Li2O) price of US$1,000/t, mining costs of US$2/t for mineralization and waste, US$1.2/t for overburden, crushing and processing costs of US$12/t, general and administrative (G&A) costs of US$4/t, concentrate recovery of 85%, 2% royalty payment, pit slope angles of 55°, and an overall cut-off grade of 0.5% Li2O.

3.	Tonnages and grades have been rounded in accordance with reporting guidelines. Totals may not sum due to rounding.

4.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

5.	Long-term Li2O price of $1,000/tonne assumes processing cost of US$12 and metallurgical recovery of 85%.

Factors that can affect Grota do Cirilo mineral resource estimates include but are not limited to:

•	Changes to the modelling method or approach

•	Changes to geotechnical assumptions, in particular, the pit slope angles

•	Metallurgical recovery assumption that are based on preliminary test results

•	Changes to any of the social, political, economic, permitting, and environmental assumptions considered when evaluating reasonable prospects for eventual economic extraction.

Mineral resource estimates can also be affected by the market value of lithium and lithium compounds.

Mineral Reserve Estimates

Xuxa mineral reserve estimates have an effective date of 5 June 2019 and have been converted from measured and indicated mineral resources. The key parameters upon which the 5 June 2019 mineral reserve estimates were defined are summarized in Table 1-5.

Table 1-5 – Parameters Used in Pit Optimization

PARAMETER	VALUE
Lithium concentrate price	US$700/t concentrate

PARAMETER	VALUE
Royalties (CFEM)	2% over revenue
Exchange rate	3.7 BRL/ US$
Costs
Mining	US$2.15/t mined
Processing	US$10.51 /t ore
G&A	US$3,809,106/ year
Logistics	US$82/t concentrate wet
Plant recovery	60.4%
Concentrate grade	6%
Mining recovery	100%
Dilution	9.3%
Overall Pit slopes	33.6° – 53°

Note: CFEM is the Brazilian government royalty

The total Proven and Probable Mineral Reserves are as presented in Table 1-6.

Table1-6 – Mineral Reserves

RESERVE	TONNAGE (T)	LI2O (%)
Proven	10,270,000	1.45
Probable	3,520,000	1.47
TOTAL	13,790,000	1.46

Note to accompany Mineral Reserves table:

1.	Mineral Reserves have an effective date of 5 June 2019. The Qualified Person for the estimate is Porfirio Cabaleiro Rodriguez, MAIG, an employee of GE21.

2.	Mineral Reserves are confined within an optimized pit shell that uses the following parameters: lithium concentrate price: US$700/t concentrate; mining costs: US$2.15/t mined; processing costs: US$10.51/t processed; general and administrative costs: US$3.8 M/a; logistics costs: US$82/t wet concentrate; process recovery of 60.4%; mining dilution of 9%; pit inter-ramp angles that range from 40.5 – 74.8°.

3.	Tonnages and grades have been rounded in accordance with reporting guidelines. Totals may not sum due to rounding.

The existing high voltage transmission line at North Pit will need to be relocated in Year 2 so as not to interfere with the mining of the pit’s northern part. The Company has been given the legal authority to relocate the line by 150 m.

The Company has not purchased the surface rights for South Pit but has applied to the ANM (Brazilian mining regulatory agency) for the granting of authority to mine the area. South Pit will come into operation 1.5 years after plant start-up.

Mining Methods

The Company has undertaken a program of resource drilling for the Xuxa deposit. Most of these drill holes have been geotechnically logged for structural data. The geotechnical data logged from these holes has been analyzed to provide estimates of slope stability, using industry standard empirical techniques.

The mine layout and operation are based on the following criteria:

•	Two independent open pits areas: North Pit and South Pit

•	Single access from both pits to the mine infrastructure pad and the processing plant

•	Low height ore benches to reduce mine dilution and maximize mine recovery

•	Pre-splitting of the ore zone to reduce mine dilution

•	Elevated inter-ramp angles for the waste to reduce strip ratio.

The basis for the scheduling includes:

•	Six months of pre-stripping to liberate the ore

•	Mining of North Pit first as this is closer to the processing plant and is also included in the current environmental license process

•	Disposal of the waste rock at the start of operation at pile 1 (close to processing plant) and pile 2

•	Commence disposal of waste rock at pile 3 after one year and three months from the start of the operation

•	Commence mining of South Pit from Year 3 onwards

•	Mine both pits in conjunction from Year 3 to Year 6 to reduce the drop-down rate and to facilitate the 1.5 Mtpa production rate

•	The planned open pit mine life is nine years and three months

•	The mining fleet is based on off-highway trucks for the waste movement and road trucks for the ore to be operated by a mining contractor.

Recovery Methods

The Xuxa concentrator plant is designed to produce a minimum 6.0% Li2O spodumene concentrate from an ore grade of 1.46% Li2O (diluted) with an average iron content of 0.97%, using DMS.

Processing Plant Description

The plant throughput capacity is based on a 1.5 Mtpa (dry) of ore fed to the crushing circuit. The wet plant (DMS) is sized for 1.5 Mtpa throughput capacity, while the in-house crushing circuit is sized for 3.0 Mtpa (accounting for a potential additional future DMS plant that would be used to treat a different deposit).

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The concentrator plant is designed based on a proven DMS circuit and includes a three-stage conventional crushing and screen circuit, up-flow classification for mica removal, two-stage coarse DMS circuit, two-stage fines DMS circuit, single-stage ultrafines circuit, as well as magnetic separation and optical sorting on the final product stream.

Design Criteria and Utilities Requirements

The data for the Feasibility Study Report engineering and design were sourced from metallurgical test-work conducted at SGS Lakefield. Recovery data are based on results from variability samples #3 and #4. The mass balance, process design criteria and process flow diagrams were developed based on these test work data.

The utilities consumption requirements are approximately 6.7 MW for the process plant and 1.5 MW for non-process infrastructure at the process plant.

The raw water consumption for process water is nominal a 23 m3/hr (make-up raw water requirement).

The process water will be recycled within the plant using a thickener, where all fines slurry streams will be directed and recovered. This water will be pumped to the process water tank and recycled to the circuits.

Consumables will include reagents and operational consumables for the crushing circuit and the DMS plant.

Project Infrastructure

The Project infrastructure will be constructed on earthworks pads for the mineral processing plant, the mine operation support units, the open pits of the mines and the areas of waste rock and tailings disposal.

Buildings, Roads, Fuel storage, Power Supply and Water Supply

Access to the processing plant will be by municipal road linking BR367 within the communities of Poço D’antas and Taquaril Seco. The current road will be suitable for truck traffic; however, construction of a new section of the road will be necessary to bypass the plant.

The plant and mine services areas will have administrative buildings such as offices, changeroom, cafeteria, concierge, clinic, fire emergency services and operation support facilities such as workshops and warehouses.

Fuel will be stored and dispensed from a fuel facility located at the mine services area.

Power will be supplied from the existing power grid line. Two main sub-stations (CEMIG and plant) will be installed to supply power to the plant, the mine services area and associated infrastructure.

Raw water will be supplied from the Jequitinhonha River, treated as necessary and reticulated within the plant for process, potable and firewater needs.

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Waste Rock and Tailings Disposal and Stockpiles

Waste rock and tailings will be stored in two piles in the initial years of operation. Waste pile 1 will be located near the process area (both in the Olimpio area) and will be used for co-disposal of waste rock and tailings generated from the plant.

Waste pile 2 will be located to the south, in the Gilson area.

Both piles will have 25m wide access ramps with maximum gradients of 10%.

Waste piles 3 and 4 will be located adjacent to the North and South Pits respectively. Table 1-7 provides the projected storage requirements.

Table 1-7 – Waste Pile Storage

			WASTE &
			TAILINGS
	WASTE ROCK	TAILINGS	TOTAL	YEARS -
	M3	M3	MT	STORAGE
Waste pile #1	7,845,000	567,400	17 (Note 1)	1.3
Waste pile #2	456,731 (Note 2)	39,879	1.0	1.3
Waste pile #3	17,399,267	8,582,001	88.26	4.5
Waste pile #4	26,776,556	-	101.14	5.2

Note 1: approximately 6.0 Mt of mine pre-stripping (first 2 quarters of mine production) will be disposed of at waste pile 1 Note 2: 314,072 m3 will be clear and grub from the process area and mine services area and 142,659 m3 from the earthworks cut material.

Control Systems and Communication

A process control system (PCS) including a main plant SCADA system will be installed for monitoring and control purposes.

The telecommunications network will consist of the telecommunications network, access control system and RFID.

Environmental Studies, Permitting and Social or Community Impact

Conselho Estadual de Politica Ambiental - COPAM granted an Environmental License in support of certain SMSA mining concessions on the Grota do Cirilo Property on August 25, 1994. The license was renewed on August 14, 2008 but has subsequently been allowed to lapse as it was not suitable for the new level of mining contemplated by the Company.

The Company applied for a new environmental license and was issued the LP and an LI to commence construction at the Xuxa deposit. Mining licenses are for life of mine and environmental licenses are timely renewed when due.

The Company holds approved PAE over the Xuxa, Barreiro, Lavra do Meio, Murial, Maxixe and Nezinho do Chicão deposits within the Grota do Cirilo Property. The PAE for Xuxa was updated and approved in August 2018. The Company filed at the ANM in Brazil in July 2019 an update of the PAE for the Barreiro deposit and on March 2020 an update of the PAE for the Lavra do Meio, Nezinho do Chicão and Maxixe deposits, which are currently awaiting approval.

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Reclamation plans (referred to as degraded area plans or PRADs) have been developed and implemented for certain past-producing areas within the Grota do Cirilo Property. The successful recovery of these areas is managed by SMSA personnel and external consultants in conjunction with the governing regulatory agencies.

The Company has held regular meetings and consultation sessions with local stakeholders regularly over the last five years. The further development of SMSA mining activities in the Jequitinhonha Valley is viewed by both communities as an important regional economic driver.

Applicable Legal Requirements for Project Environmental Permitting

CONAMA Resolution N° 237 (1997) defines environmental licensing as an administrative procedure by which the competent environmental agency permits the locating, installation, expansion and operation of enterprises and activities that use environmental resources in a manner considered to be effectively or potentially polluting.

The licensing process in Minas Gerais has been developed in accordance with COPAM Regulatory Deliberation N° 217, dated December 6, 2017, and establishes classification criteria based on scale and polluting potential, as well as the locational criteria used to define the modalities of environmental licensing of ventures and activities that use environmental resources in the state of Minas Gerais.

In compliance with CONAMA Resolution 09/90, the environmental licensing of mining projects is always subject to an Environmental Impact Assessment (“EIS”), followed by an Environmental Impact Feasibility Study (“RIMA”), which supports the technical and environmental feasibility stage of the project and the granting of a LP and/or a concurrent LP and LI.

As demanded by legislation, the Environmental Impact Study must outline three areas of impact for a project:

(i)	the area that is directly affected by the project structures, where the project physically sits is denominated (“ADA”),

(ii)	the area that is directly impacted environmentally by the project is denominated area of direct influence (“AID”),

(iii)	the area that is indirectly impacted environmentally by the project is denominated area of indirect influence (“AII”)

Current Project Environmental Permitting Status

The definitive Water License for the Commercial Production Plant uptake of 150 m3/h of water from the Jequitinhonha River was approved by the ANA in February 2019. The water usage license is valid for 10 years and is renewable. The Company will use advanced environmental equipment and techniques in the Commercial Production Plant, recirculating up to 90% of the water in the processing. As a result, the water license received is sufficient for the Company to process 1.5 million metric tonnes of spodumene per year, producing an expected 220,000 tonnes of 6% lithium concentrate as well as at a later stage, if confirmed by a feasibility study, double capacity to process 3 million metric tonnes of spodumene per year, producing an expected 440,000 tonnes of spodumene concentrate.

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On June 11, 2019, the Company obtained the required environmental licenses for both construction and installation of the Commercial Production Plant from the environmental authority of the State of Minas Gerais, the Council of Environmental Policy in Brazil, Conselho Estadual de Politica Ambiental – COPAM. The Company was issued the LP and a LI for the Xuxa deposit. COPAM has issued the dual licenses certificate for a period of six years expiring on May 31, 2025. Upon completion of the Feasibility Study Report, the construction license now permits SMSA to initiate construction of the plant. The installation license permits SMSA to conduct transport, trial mining, and commissioning of the beneficiation process plant for spodumene ore from the Xuxa deposit to produce battery grade lithium concentrate. Environmental licenses are timely renewed when due. On December 2018, SMSA submitted to the Minas Gerais environmental agency (“SUPRAM”) the EIS-EIR (Estudo e Relatório de Impacto Ambiental – EIA-RIMA dated 30 October 2018) and Plano de Controle Ambiental – PCA. Both prepared and issued for submittal by NEO Soluções Ambientais and ATTO GEO Geologia e Engenharia.

In the SMSA EIS the ADD, AID and AII were approved as follows,

(i)	the area directly affected – that is directly affected by the project structures (ADA) comprised the North Pit, tailings piles 1 and 2 and the Commercial Production Plant.

(ii)	the area of direct influence – that is directly impacted environmentally by the project (AID) encompassed the North Pit, the South Pit, tailings piles 1, 2, 3 and 4.

(iii)	the area of indirect influence – indirectly impacted environmentally by the project (AII), involved within its boundaries the entire municipalities of both Araçuaí and Itinga. The social economic impact was assessed based on the needs of both municipalities.

Approval of the EIS was obtained on June 3, 2019.

SMSA has decided to request a reclassification of the South Pit and tailings piles 3 and 4 from areas of direct influence of the project (AID) to areas directly affected by the project (ADA). As both South Pit and tailings piles 3 and 4 are covered by the current approved Environmental Impact Study (EIA) as Areas of Direct Influence (AID), in order to effect such reclassification, it will be necessary to conclude minor complementary steps to the current approved Environmental Impact Study.

Authorization

Among with the 27 mining rights owned, SMSA is the owner of the mining rights registered under Departamento Nacional de Produção Mineral (“DNPM”) N° 824.692/1971, and the holder of Mining Concession Ordinance N° 1.366, published on October 19, 1984. In 2018 a new PAE was registered with the ANM, which was approved on November 16, 2018.

The approval of the EDP and environmental study involves the technical and legal analysis and formal approval of the proposed project. Upon being granted the LP and LI, the company must install the project, comply with the environmental conditions established in the LP and LI certificate and finally, apply for the Operation License in order to begin operational activities.

The formalization of the environmental licensing process also includes the requesting and granting of the EIA. The environmental intervention process was also duly applied for on the same day, December 20, 2018, under registration No 0859842/2018 and approved. This will allow the Company environmental intervention on an approximately 64 ha area.

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Land Access

The Company has a lease agreement with Miazga Participações S.A., owner of the Poço Dantas- Piauí, Poço Dantas and Poço Dantas Farms, to carry out mining activities on its properties. These farms include Legal Reserves (LR) which are preserved and registered in the National Rural Environmental Registration System (NRERS), in accordance with Law N° 12.651, dated May 25, 2012.

Social License Considerations

The Company understands and accepts the importance of proactive community relations as an overriding principle in its day-to-day operations as well as future development planning. The company therefore structures its community relations activities to consider the concerns of the local people and endeavors to communicate and demonstrate its commitment in terms that can be best appreciated and understood to maintain the social license to operate.

The Jequitinhonha valley is the poorest region in Minas Gerais which is plighted by poverty and is in the lowest quartile the Human Development Index (HDI). The Company is the largest investment and operation in the area by a factor of ten and the project will be transformational to the local communities. The largest direct economic benefit is that the Company is subject to a 2% royalty on revenue which is divided between the Federal Government, State Government and Local Government. Secondly a portion of the taxes on local procurement of goods and services is shared with the Local Government. These incomes from the royalty and tax are a most important source of funding for local Government and the Company is the largest direct contributor in the region. The Company will be by far the largest employer in the region with an estimated 500 direct jobs being created with 3 to 4 times this number being indirect.

Farming in the area is small-scale subsistence type as the area is semi-arid. There is minimal impact on the neighbouring farms of Grota do Cirilo properties. Sigma and contractor workforce will live in the cities of Araçuaí and Itinga and strict environmental management plans are in place to minimize the environmental footprint of the project. An example is 90% of the process water is re-circulated and there is zero run-off water from the site except during the wet season. The process uses dry stacking technology and no slimes dam will be built. Regular environmental monitoring will be conducted, and results will be shared with the local communities.

The Company has targeted and continues with consultations/engagements with numerous stakeholders in support of project development of the Project and has hosted visits from representatives of government departments and local academic institutions.

Rehabilitation, Closure Planning and Post-Closure Monitoring

WP established the closure plan and associated costs. The closure plan for the Grota do Cirilo Property encompasses the following: dismantling of building and infrastructure, removal of heavy mobile and surface equipment, restoration by reconstituting vegetal cover of the soil and the establishment of the native vegetation, grading and capping with vegetation suppression layer and revegetation of the waste rock and overburden stockpiles, removal of suppressed vegetation along with slope cover and surface drainage for water management, fencing of site, environmental liability assessment studies where there may have been spillages and soil and water contamination and safe disposal, revegetation of the open pit berm areas and fencing around the open pits.

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In the post-closure phase, a socioenvironmental and geotechnical monitoring program will be carried out, to support ecosystem restoration or preparation for the proposed future use.

The monitoring program will collect soil and diversity of species on an annual basis, continuing for a five-year period after mine closure.

Capital and Operating Costs

Capital Costs

The Capex estimate includes the process plant, site infrastructure, mining and owner’s costs. Pre-production, working capital, sustaining and deferred capital costs were also included.

Equipment costs were obtained with firm price quotations for six long lead mechanical equipment and with budgetary quotations for the remaining equipment packages. In-country (Brazil) quotations were obtained for the installation unit rates and to the extent feasible for equipment supply. Brazilian fabricators were selected for structural steel and platework supply and fabrication.

Material take-offs (“MTOs”) were generated from the Feasibility Study Report designs with the unit rate costs applied per commodity. The Capex estimate has an accuracy of ±15% and is summarized in Table 1-8.

Table 1-8 – Capital Cost Estimate Summary

CAPITAL COST
DESCRIPTION	US$ (MILLION)
Processing plant	32.8
Site infrastructure	32.2
Owner’s cost	4.6
Contingency	7.5
Recoverable taxes	-6.0
SUBTOTAL CAPITAL COST	71.1
Pre-production and working capital	27.3
Sustaining and deferred capital	15.2

Operating Costs

The operating cost (“OPEX”) estimate is based on contract mining, build-own-operate (“BOO”) high-voltage electrical sub-stations and non-process infrastructure substations and contract crushing, as per the Company’s preferred commercial strategy.

The concentrate transport cost has been estimated to be US$22.90M per annum or US$15.30/t of ore per the Company input based on preliminary quotations. This includes all the transport costs from the site to the Port of Ilhéus, Brazil, port storage and handling fees and CIF shipment to the port of Shanghai, China.

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General and administration costs have been estimated to be US$2.64M per annum or US$1.76/t of ore.

Operating cost estimates are summarized in Table 1-9.

Table 1-9 – Operating Cost Estimate Summary

OPEX
DESCRIPTION	US$/T
Mining cost per tonne of ore mined	21.91
Process cost per tonne of ROM	10.69
G&A cost per tonne of ROM	1.76
Shipping per tonne of ROM	15.30
NPI (included in Process and G&A)	-
TOTAL	49.66

The OPEX costs are inclusive of taxes. The OPEX accuracy is ± 15%.

Economic Analysis

The economic analysis was developed using the discounted cash flow method and based on the data and assumptions for capital and operating costs detailed in this report for mining, processing and associated infrastructure. An exchange rate of 3.85 BRL per US$ was used to convert particular components of the cost estimates into US$. No provision was made for the effects of inflation and the base currency was considered on a constant 2019 US$ basis. The evaluation was undertaken on a 100% equity basis. Exploration costs are deemed outside of the project and any additional project study costs have not been included in the analysis. Base case scenario results are presented in Table 1-10.

Table 1-10 – Base Case Economic Analysis Results

ITEM	UNIT	VALUE
Pre-tax NPV @ 8%	US$	299,074,000
After-tax NPV @ 8%	US$	248,507,000
Pre-tax IRR	%	47.6%
After-tax IRR	%	43.2%
Pre-tax payback period	Years	2.9
After-tax payback period	Years	3.1

Note: NPV = net present value, IRR = internal rate of return.

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The main economic assumptions/input parameters used for the base case are shown in Table 1-11.

Table 1-11 – Main Macroeconomic Assumptions

ITEM	UNIT	VALUE
Spodumene price @ 6.00% Li2O (CIF China) (Note 1)	US$/t	733
Spodumene price @ 6.00% Li2O (FOB Ilhéus Port) (Note 2)	US$/t	629
Exchange rate (Note 3)	BRL/US$	3.85
Discount rate	%	8.0%

Note 1: Roskill forecast of average nominal arms-length selling price.

Note 2: China spodumene price minus budgetary estimate shipping cos

Note 3: An exchange rate of 4.10 BRL/US$ was used for update of the Capex. OPEX was based on 3.85 BRL/US$.

The main technical assumptions for the base case are shown in Table 1-12.

Table 1-12 – Technical Assumptions (base case)

ITEM	UNIT	VALUE
Total Mineral Reserves (P&P)	t	13,784,000
Annual ROM ore processed	t	1,496,000
Annual Spodumene Concentrate Production	t	220,000
Lithium carbonate equivalent (LCE) production (Note 1)	t	33,000
Strip ratio	ratio	9.6: 1
Average Li2O grade of the Mineral Reserve	%	1.46%
Spodumene recovery rate	%	60.4%
Concentrate grade	% Li2O	6.00%
Mine life	years	9.2
Cost of spodumene concentrate ex-works	US$/t spodumene conc.	238
Transportation costs (CIF China)	US$/t spodumene conc.	104
Total cash cost (CIF China)	US$/t spodumene conc.	342
Processing costs per tonne ROM	US$/t spodumene conc.	11.03

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ITEM	UNIT	VALUE
Mining costs per waste + ore mined	US$/t mined	2.07

Note 1: tonnage based on direct conversion to LCE excluding conversion rate

In the analysis, a 10-year average Roskill forecast of an average nominal arms-length selling price of US$733.00 (CIF Shanghai) for the spodumene concentrate has been assumed.

Figure 1-1 illustrates the after-tax cash flow and cumulative cash flow profiles of the Project under the base case scenario.

Figure 1-1 - After-Tax Cash Flow and Cumulative Cash Flow

Note: Figure provided by the Company

The Project has been evaluated on pre- and after-tax basis.

SUDENE is a government agency tasked with simulating economic development in specific geographies of Brazil. The project will be installed in a SUDENE-covered area, where a tax incentive granted to the project indicates a 75% reduction of income tax for 10 years, after achieving at least 20% of its production capacity. The considered Brazilian income tax rate is assumed to be 15.25%, which represents the SUDENE tax benefit applied to the Brazilian maximum corporate tax of 34% on taxable income (25% income tax plus 9% social contribution).

The Project is expected to benefit from RECAP (IN SRF 605/2006 – a special tax regime for fixed assets acquisition for exporting companies) which grants PIS (Social Integration Program) and COFINS (Social Security Contribution) exemptions on federal sales taxes charged on gross revenues. The economic analysis assumes that the project is granted this exemption.

39

The Project is expected to be exempt from all importation taxes for products for which there is no similar item produced in Brazil (Ex-Tarifário). Assembled equipment where some but not all individual components are produced in Brazil can be considered exempt from import taxes under these terms. The Project royalties include:

•	A 2.0% CFEM royalty on gross spodumene revenue, paid to the Brazilian Government. The CFEM royalty amount is split between the Federal Government of Brazil (12%), State Government of Minas Gerais (23%), and Municipal Government of Araçuaí (65%)

•	Two 1% NSR royalties

A sensitivity analysis was carried out with the base case (including closure costs) as described above as the midpoint. An interval of ±20% versus base case values was considered using 10% increments. Results are shown in Figure 1-2 to Figure 1-3 for commodity price, exchange rate, initial Capex, OPEX, discount rate, and lithium grade. A further sensitivity analysis was conducted on a case excluding closure costs.

The Project’s NPV (and IRR) are not significantly vulnerable to changes in the pre-production initial capital expenditure nor discount rate considered, as shown by the smoother curves associated with these variables. Note that the Project IRR is independent of the discount rate considered.

The Project’s NPV (and IRR) are more sensitive to variations in the CIF spodumene price and the lithium recovery as shown by the steeper curves associated with these variables. The Project’s NPV is significantly positive at the lower limit of the price interval and the examined exchange rate interval. The NPV is also significantly positive at the upper limit of the operating expenses interval.

Figure 1-2 – Pre-tax NPV (US$ million)

Note: Figure provided by the Company

Figure 1-3 – After-tax NPV (US$ million)

Note: Figure provided by the Company

Interpretation and Conclusions

Mineral resources are reported for four pegmatite bodies, Xuxa, Barreiro, Murial and Lavra do Meio. Mineral reserves are reported for the Xuxa deposit. A feasibility study, which is the subject of the Feasibility Study Report, has been conducted on the Xuxa deposit. The extraction plan in the Feasibility Study Report assumes development of two open pits (North Pit and South Pit) and construction of a process plant and related infrastructure to process 1,500,000 dry tonnes of ore per year for a mine life of nine years and three months. Under the assumptions presented in the Feasibility Study Report, the mine and process plans are feasible, and the project shows positive economics.

Risk Assessment

Risk assessment sessions were conducted individually and collectively by all parties. These are summarized in the sections below.

Most aspects of the Project are well defined. The key residual risks are summarized below. One of the most significant risks identified for the Project are related to lithium markets.

The following risks are highlighted for the Project:

•	Lithium market sale price and demand (commercial trends)
•	Fluctuations in the exchange rate and inflation
•	Delay in obtaining financing: impact to NTP
•	Delay in obtaining the license for South Pit and waste piles #3 and #4
•	More fines generated from mining and crushing: potential negative impact on recovery
•	Ongoing geotechnical monitoring system can change some final pit slope parameters: potential increase in strip ratio.

Further details on the risk assessment are provided in the Feasibility Study Report.

Opportunities

The following opportunities are identified for the Xuxa project:

•	Recovery of Li2O from hypofines with a flotation circuit

•	Potential upgrading of some or all of the inferred mineral resources to higher-confidence categories and eventually conversion to mineral reserves.

Recommendations

The following summarizes the recommendations from the Feasibility Study Report. A phased work program is planned. The first phase relates to continued evaluation and exploration of known pegmatite bodies. The second phase consists of mining, process, geotechnical and other supporting studies and needs to be completed early in the execution phase. Completion of Phase 2 work is independent of the work recommended for Phase 1, and can be conducted concurrently with the Phase 1 recommendations.

Phase 1 is estimated at US$6.1M and consists of a 36,000 m drill program to test the Xuxa, Barreiro, Nezinho do Chicão, Murial and Bee areas.

Phase 2 is estimated at US$1,275,000 and consists of:

•	Process plant (testing for wet magnetic separation equipment, a middlings recrushing recovery trade-off study): US$60,000

•	Mine design (finalize topographic survey; complete density, moisture and blasted swell effect analyses for ore and waste; implement a reconciliation system and grade control program; evaluate underground mining potential for below the open pit levels of the mine, conduct a reserve study for underground mining; implement geotechnical monitoring system): US$345,000

•	Geotechnical (supplementary geotechnical and hydrogeological investigations of planned infrastructure sites including at waste pile areas; supplementary geochemical tests (ARD); large-scale waste rock and tailings co-disposal stockpile field test): US$870,000. (Note: further details of the proposed geotechnical, hydrogeological and geochemical program are provided in the Feasibility Study Report)

Next Steps for the Company (Subject to COVID-19 Developments)

As per the Brazilian federal government decree, the activities of operational and pre-operational mining companies in Brazil are not subject to the COVID-19 related physical movement restrictions and shelter-in-place, lockdowns and state border restrictions imposed by certain states and municipalities. Due to the Company’s pre-operating status, the required changes at the Project have not been substantial. However, it is not possible for the Company to reliably estimate the length and severity of the COVID-19 pandemic or its ultimate impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

The Company’s management has been continuously assessing the situation and taking the necessary actions to address employee health and safety. The Company is abiding by all government restrictions relating to COVID-19, notably in Sao Paulo and Toronto, where administrative and support staff, as well as third party accounting service providers have been working from home. The Company has implemented several protocols, including significantly restricting travel and generally requiring remote working for administrative personnel.

The Company has been focusing on advancing the Project to construction, prioritizing the activities that can be mostly executed with Brazilian-based personnel and that require a limited amount of inbound and outbound travel to and from Brazil.

The Company intends to:

•	Continue to work to complement the current financing for the construction of the Project.

•	Initiate the detailed engineering to build the Commercial Production Plant. The engineering contractors are to engage in the following activities:

•	Execute the ECI FEED

•	Progress and finalize engineering deliverables to achieve nominally 25% engineering definition

•	Advance long lead and critical equipment packages to “Ready for Award” status

•	Complete the contracting strategy and partnership for construction

•	Optimize and reduce contingency applied to the GMP in order to refine a LSTK cost estimate for the EPC of the process plant and associated process infrastructure

•	Submit a complete and firm proposal with schedule to the Company for the EPC LSTK contract (which is expected to be in line with the revised multicurrency GMP provided by DF described above, or perhaps lower).

•	Following the approval of the PAE for the Barreiro Deposit, initiate the environmental licensing process for the Barreiro Deposit, conduct its EIA and prepare its RIMA report and file it with SUPRAM.

•	Finalize the ongoing pre-feasibility study for the Barreiro Deposit, validating the economic potential and production costs outlined in the PAE, as well as its mineral resource estimate. Mining the Barreiro Deposit, subject to completion of all related feasibility studies and assessments, has the potential to double the planned production capacity of the Project to 440,000 tonnes per year.

•	Continue ongoing negotiations with offtake customers and potential partners in order to enter into binding off-take agreements (interested parties to date include companies from the lithium, mining, chemicals, battery and automotive sectors), and conclude formalizing binding offtake commitments with Mitsui.

Competitive Conditions and Anticipated Trends post-COVID-19 Virus

EV and Energy Storage Medium and Long-Term Demand Outlook

The future of the lithium market is expected to be dominated by a growing lithium battery industry, mainly driven by EV, but also further by energy storage applications and other power tools (e- scooter, e-bikes, wireless devices in general). The growth rate was widely expected to be beyond 20% up to 2030 and growing further, whereas demand for LCE was expected to surpass 900,000 to 1 Million mt – up from a current market of 300,000 mt of LCE in 2019.

In the short term, there is consensus that demand will experience a contraction in 2020, the first in over nine years, as a result of COVID-19. In China, the largest market globally, sales were low in January 2020 and February 2020, impacted by the COVID-19 outbreak and weak demand and consumer sentiment more broadly. In March, the government slowly eased movement-restrictions and the economy initiated a re-opening. However, Chinese demand will still likely face significant challenges in the coming months. The China Passenger Car Association (CPCA) expects a demand recovery initiating only in late 2020. The timing of such demand recovery is uncertain, and it could be delayed to occur only in 2021. The government is extended EV subsidies for an additional two years (to 2022), as the incentives were supposed to phased out by year-end 2020, in an effort to support the industry and revive EV demand.

In the longer term, the German Automobile Manufacturers Association forecasts a global EV penetration rate of 15% to 25% by 2025. Assuming a market of 100 million cars by 2025 and an average of 30 kg of LCE needed for the battery in each vehicle, the lower range for market penetration of 15% corresponds to an additional demand of 450,000 MT of LCE.

With declining costs now approaching US$100 per KWh, lithium ion battery cells are also becoming attractive for use in private installations combined with increasing use of photovoltaic roof-top electricity generation (“PV”).

In Germany, a new regulation demands that for all PV projects exceeding 1MW power generation an energy storage system has to be installed by 2025. This is in order to avoid peak energy stressing the electricity distribution systems, a phenomenon which already pushes European systems to their limits during the summer months, and increasingly so with the ongoing addition of new PV systems, be they commercial or private. In June 2020, the German Government announced increased subsidies for EV’s as part of the post Covid-19 pandemic stimulus and the phasing out of all subsidies for combustion vehicles.

California has adopted a new emissions target for its electric sector that would double the state’s clean energy capacity over the next 10 years. California has a target of reducing greenhouse gas emissions to 46mt by 2030 (~56% below 1990 levels).

Lithium Price and Demand Trends

The spot prices for lithium remain under pressure as demand for EV’s has slowed as a result of the Covid-19 pandemic. Inventories at lithium hydroxide producers have risen, as battery producers, in particular for high-nickel-content lithium-ion batteries, have cancelled some orders because of weaker demand, although the market has been balanced in the past few years. The demand for EVs is expected to pick-up again in the last quarter of 2020 together with the high-nickel content lithium-ion batteries.

Spot demand for lithium carbonate has weakened slightly in the second quarter, as consumers try to keep inventories low, while enquiring for small volumes. Some producers are planning to reduce output, as weaker demand has outweighed lower supplies. The carbonate market has faced surplus supplies in the past three years.

Certain of the Company’s offtake supply agreements are expected to be indexed to lithium hydroxide. The Company’s strategy is to continue negotiations in order to link the majority of offtake of its product (due to its “premium quality”) to the price of lithium hydroxide.

Pricing for seaborne lithium is likely to face further demand challenges, as this market is mostly comprised of products not fully integrated into a large-scale battery production value chain. Seaborne lithium pricing has overall weakened in the past months, but data suggests it could be stronger towards the end of the year in China, and globally, depending on the severity of the COVID-19 outbreak and the duration of the economies being “paused”.

Most of the major lithium players have guided the market to low pricing/volumes. The market has not yet experienced any positive impact from a plethora of mining and conversion delays and there is the potential such delays could help tighten supply/demand fundamentals into 2022.

Although there can be no assurance that additional funding will be available to the Company, management believes that, as a result of its potential production costs of 6% battery grade spodumene concentrate being amongst the lowest reported in the world, the Project is expected to have attractive returns and sustainable economics, even at current market prices for lithium. Moreover, in its ongoing negotiations for offtake agreements, the Company has been successful in linking the future sale prices of its product to the market price of the battery grade lithium hydroxide chemical. Additionally, the Company has one of the highest reported grade and purest cluster of spodumene deposits globally, thus management is confident about the quality of the Project and the feasibility work completed so far.

Nevertheless, the Company is following closely other macroeconomic, political and social changes that will affect the Company as a result of the COVID-19 outbreak and its impact on the auto industry and demand for EV. See “Risk Factors” below.

Specialized Skills and Knowledge

All aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, logistical planning and implementation of exploration programs and regulatory, finance and accounting. The Company relies upon its management, employees and various consultants for such expertise.

Mineral Price and Economic Cycles

The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. Lithium markets are affected by demands for lithium batteries and global economic conditions. Fluctuations in supply and demand in various regions throughout the world are common.

Economic Dependence

The Company’s business is dependent on the exploration, development and operation of lithium properties. Although the Mitsui HOA contemplates offtake arrangements with Mitsui, the Company does not expect to be dependent on any sole contract to sell the major part of the Company’s products or services or to purchase the major part of the Company’s requirements for goods, services or raw materials.

Bankruptcy and Similar Procedures

There are no bankruptcies, receivership or similar proceedings against the Company, nor is the Company aware of any such pending or threatened proceedings. The Company has not commenced any bankruptcy, receivership or similar proceedings during the Company’s history.

Reorganizations

Other than the Sigma Exchange Transaction, there have been no corporate reorganizations of the Company within the three most recently completed financial years.

Foreign Operations

The Project exposes the Company to various degrees of political, economic and other risks and uncertainties. See “Emerging Market Disclosure” and “Risk Factors” below.

Employees

As at December 31, 2019, the Company had 31 employees and five part time and/or consultants working at various locations.

Environmental Protection

The current and future operations of the Company, including exploration and development activities, are subject to extensive laws and regulations governing environmental protection, employee health and safety, exploration, development, tenure, production, taxes, labour standards, occupational health, waste disposal, protection and remediation of environment, reclamation, mine safety, toxic substances and other matters. Compliance with such laws and regulations can increase the costs of, and potentially delay planning, designing, drilling and developing the Company’s mineral properties, including the Project.

Social and Environmental Policies

The Company aims to minimize the impact of its operations on both local communities and the environment. The Company is committed to developing the Project in a responsible and sustainable manner. The Company takes its responsibilities seriously to protect the environment, to conduct business based on high ethical standards and to make a positive difference in the communities in which it operates.

Emerging Market Disclosure

The Project is located in Brazil, an emerging market, and the Company’s interest in the Project is held indirectly through SMSA, a Brazilian corporation. Operating in an emerging market exposes the Company to risks and uncertainties that do not exist, or are significantly less likely to occur, in jurisdictions such as the United States or Canada. In order to manage and mitigate these risks, the Company has designed a system of corporate governance for itself and its subsidiaries that include internal controls over financial reporting and disclosure controls. These systems are coordinated by the Company’s senior management and overseen by the Board in order to monitor the Company’s operating subsidiaries. See “Risk Factors” below.

Board and Management Experience and Oversight

Key members of the Company’s management team have experience running business operations in emerging markets, including Brazil. Calvyn Gardner, a director and the Chief Executive Officer of the Company, is a Brazilian resident and has held senior positions in large, multinational corporations operating throughout South America. Ana Cabral, a director and the Chief Strategy Officer of the Company, is a Brazilian national and has substantial business operating experience in Brazil.

The Board, through its corporate governance practices, regularly receives management and technical updates, risk assessments and progress reports in connection with the Company’s operations in Brazil. Through these updates, assessments and reports, the Board gains familiarity with the operations, laws and risks associated with operations in Brazil. Several members of the Board (a) are familiar with the laws, business culture and standard practices of Brazil; (b) have Portuguese language proficiency; (c) are experienced in working in Brazil and in dealing with Brazilian government authorities; and (d) have experience and knowledge of the local banking systems and treasury requirements of Brazil.

Communication

The Company maintains open communication with its operations in Brazil through management team members who are fluent in Portuguese and are proficient in English, removing language barriers between management and the Board. The primary language used in Board meetings is English and material documents relating to the Company’s operations that are provided to the Board are in English. Material documents relating to the Company’s material operations in Brazil are either in English or, where in Portuguese, are translated into or summarized in English.

Controls Relating to Corporate Structure Risk

The Company has implemented a system of corporate governance, internal controls over financial reporting and disclosure controls and procedures that apply to the Company and its subsidiaries. These systems are overseen by the Board and implemented by the Company’s senior management. The relevant features of these systems include:

•	The Company’s Control Over Subsidiaries. The Company’s corporate structure has been designed to ensure that the Company has direct oversight over the operations of its subsidiaries, including that senior management of its subsidiaries includes individuals that are senior management of the Company (and members of the Board), and such individuals are also the directors of the subsidiaries. In addition, such individuals review and approve programs, budgets and other key decisions. The Company reviews its subsidiaries’ financial reporting as part of preparing its consolidated financial reporting. The Company’s independent auditors review the results of the audit of the subsidiaries’ financial statements as part of the audit of the Company’s consolidated financial statements and the results are reported to the Company’s Audit Committee. The Company has adopted a simple structure for its Brazilian business operations, with the Company wholly-owning Sigma Holdings, and Sigma Holdings in turn wholly-owning SMSA.

•	Signing Officers for Foreign Subsidiary Bank Accounts. The establishment of any new banking relationships and/or new bank accounts requires approval from the Company. Monetary authorization limits are established by the Company and put in place with the respective banking institutions. Signatories and authorization limits for bank accounts are reviewed and revised as necessary, with changes being communicated to the appropriate banking institutions. Each payment requires approvals from two authorized signatories.

•	Strategic Direction. The Board is responsible for the overall stewardship of the Company and, as such, supervises the management of the business and affairs of the Company. More specifically, the Board is responsible for reviewing the strategic business plans and corporate objectives, and approving acquisitions, dispositions, investments, capital expenditures and other transactions and matters that are material to the Company, including those of its subsidiaries.

•	Internal Control Over Financial Reporting. The Company prepares its consolidated financial statements, on a quarterly and annual basis, using IFRS. The Company implements internal controls over the preparation of its financial statements and other financial disclosures (including its MD&A) to provide reasonable assurance that its financial reporting is reliable, that the quarterly and annual financial statements are being prepared in accordance with IFRS and that other financial disclosures (including its MD&A) are being prepared in accordance with relevant securities legislation. These systems of internal control over financial reporting and disclosure controls and procedures are designed to ensure that, among other things, the Company has access to material information about its subsidiaries.

•	Disclosure Controls and Procedures. The Company has a disclosure policy that establishes the protocol for the preparation, review and dissemination of information about the Company. This policy provides for multiple points of contact in the review of important disclosure matters, which includes input from key members of management located in Brazil.

•	CEO and CFO Certifications. In order for the Company’s Chief Executive Officer and Chief Financial Officer to be in a position to attest to the matters addressed in the quarterly and annual certifications required by Canadian securities laws, the Company has developed internal procedures and responsibilities throughout the organization for its regular periodic and special situation reporting in order to provide assurances that information that may constitute material information will reach the appropriate individuals who review public documents, and that statements relating to the Company and its subsidiaries containing material information is prepared with input from the responsible officers and employees and is available for review by the Chief Executive Officer and Chief Financial Officer in a timely manner.

Intercompany Fund Transfers

Differences in banking systems and controls between Canada and Brazil are addressed by having stringent controls over cash kept in the jurisdiction, especially with respect to access to cash, cash disbursements, appropriate authorization levels, performing and reviewing bank reconciliations on at least a monthly basis and the segregation of duties. In executing certain normal course monetary transactions, funds are transferred between the Company and its subsidiaries by way of wire transfer. These transactions would typically include the payment of applicable fees for services; reimbursement of costs incurred by the Company on behalf of the subsidiaries; advances in the form of intercompany loans or equity contributions to subsidiaries; repayment of interest and/or principal on intercompany loans; and the return of capital or payment of dividends from subsidiaries. Capital structure and funding arrangements are established between the Company and the subsidiaries, and intercompany loan agreements are established with defined terms and conditions. Where regulatory conditions exist in the form of exchange controls, all necessary approvals are obtained in advance of the proposed transactions.

Managing Cultural Differences

Differences in cultures and practices between Canada and Brazil are addressed by employing competent staff in Canada and Brazil who are familiar with the local laws, business culture and standard practices, have local language proficiency, are experienced in working in that jurisdiction and in dealing with the relevant government authorities and have experience and knowledge of the local banking systems and treasury requirements.

Records Management of the Company’s Subsidiaries

The original minute books and corporate records of each of the Company’s subsidiaries are kept at the SMSA office. Company management and the Board have complete access to these records.

RISK FACTORS

An investment in the Company’s securities is highly speculative and subject to a number of risks at any given time. The following is a description of the principal risk factors affecting the Company. See also “Cautionary Note Regarding Forward Looking Information” above.

Risks Related to Resource Development

Development of the Project

The Company’s business strategy depends in large part on developing the Project into a commercially viable mine. Whether a mineral deposit will be commercially viable depends on numerous factors, including: (i) the particular attributes of the deposit, such as size, grade and proximity to infrastructure; (ii) commodity prices, which are highly volatile; and (iii) government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, environmental protection and capital and operating cost requirements. The development of the Project is subject to the Company securing any necessary funding and other resources, and is also subject to numerous development and operational risks. Accordingly, there can be no assurance that the Company will ever develop the Project. If the Company is unable to develop the Project into a commercial operating mine, its business and financial condition will be materially adversely affected.

Market Prices

The ability of the Company to develop the Project will be significantly affected by changes in the market price of lithium-based end products, such as lithium hydroxide. The market price of these commodity-based products fluctuates widely and is affected by numerous factors beyond the Company’s control, including world supply and demand, pricing characteristics for alternate energy sources such as oil and gas, the level of interest rates, the rate of inflation and the stability of currency exchange rates. Such external economic factors are influenced by changes in international investment patterns, various political developments and macro-economic circumstances. In addition, the price of lithium products is determined by their purity and performance. The Company may not be able to effectively mitigate against such fluctuations. A fluctuation in these product prices may affect the value of the Company and the potential value of its properties.

Lithium is not a traded commodity like base and precious metals. Sales agreements are negotiated on an individual and private basis with each different end-user. In addition, there are a limited number of producers of lithium compounds and it is possible that these existing producers will try to prevent newcomers from entering the chain of supply by increasing their production capacity and lowering sales prices. Factors such as foreign currency fluctuation, supply and demand, industrial disruption and actual lithium market sale prices could have an adverse impact on operating costs, stock market prices and the Company’s ability to fund its activities. In each case, the economics of the Project could be materially adversely affected, including to be rendered uneconomic.

Growth of Lithium Markets

The development of lithium operations is largely dependent on the adoption of lithium-ion batteries for EV and other large format batteries that currently have limited market share and whose projected adoption rates are not assured. To the extent that such markets do not develop in the manner or according to the timeline contemplated by the Company, the long-term growth in the market for lithium products will be adversely affected, which would inhibit the potential for development of the Project, its potential commercial viability and have a negative effect on the business and financial condition of the Company.

Achieving and Managing Growth

The Project is at development stage and should, in due course, require a substantial increase in personnel and business operations. The transition of a mineral project to a development and operating stage business may place a strain on managerial, financial and human resources. The Company’s ability to succeed in these endeavours will depend on a number of factors, including the availability of working capital, existing and emerging competition and the ability to recruit and train additional qualified personnel.

Foreign Operations, Including Emerging and Developing Market Risk

Changes in mining, investment or other applicable policies or shifts in political attitude in Brazil may adversely affect the Company’s operations or profitability and may affect the Company’s ability to fund its ongoing expenditures. Regardless of the economic viability of the Company’s properties, such political changes, which are beyond the Company’s control, could have a substantive impact and prevent or restrict (or adversely impact the financial results of) mining of some or all of any deposits on the Project.

Brazil is a mining-friendly jurisdiction with a long history of mining and an experienced labour force. Brazil is a member of the Multilateral Investment Guarantee Agency and was ranked among the top 10 most attractive countries in Latin America for mining investment by the Fraser Institute’s 2018 Annual Survey of Mining Companies. The majority of the Company’s operating costs are denominated in Brazilian Real, which positions the Company favourably given the recent strengthening of the US$ relative to the Brazilian Real. The Company has not hedged its exposure to any exchange rate fluctuations applicable to its business, and is therefore exposed to currency fluctuation risks. The Company’s operations are also subject to Brazilian regulations pertaining to environmental protection, the use and development of mineral properties and the acquisition or use of rural properties by foreign investors or Brazilian companies under foreign control and various other Brazilian regulatory frameworks, as described below.

The market for securities issued by companies with significant operations in Brazil is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in Canada, the United States and developing countries, especially other Latin American countries. Although economic conditions vary by country, the reaction of investors to developments in one country may cause fluctuations in the capital markets in other countries. Developments or adverse economic conditions in other countries, including developing countries, have at times significantly affected the availability of credit in the Brazilian economy and resulted in considerable outflows of funds and reduced foreign investment in Brazil, as well as limited access to international capital markets, all of which may materially adversely affect The Company’s ability to borrow at acceptable interest rates or to raise equity capital when it needs to do so. In addition, a significant decline in the economic growth or demand for imports of any of Brazil’s major trading partners, such as the European Union, China or the United States, could have a material adverse impact on Brazil’s exports and balance of trade and adversely affect Brazil’s economic growth.

In addition, because international investors’ reactions to the events occurring in one emerging market country sometimes produce a “contagion” effect, in which an entire region or class of investment is disfavored by international investors, Brazil could be adversely affected by negative economic or financial developments in other countries.

The Brazilian economy has been in a gradual recovery in 2019, but its growth rate is uncertain for the future, especially after COVID-19. In the first quarter of 2020, GDP decreased 0.3% compared to a 0.6% increase in the first quarter of 2019. Budget assumptions, according to the Brazilian government’s budgetary guidelines law for 2020, point to a 3.7% GDP reduction.

Moody’s Credit Ratings, Standard & Poor’s and Fitch have each rated Brazil’s long-term foreign and local currency debt sub-investment grade. Brazil’s ratings or outlooks may be downgraded further or placed on watch by Moody’s, Standard & Poor’s and Fitch or any other rating agency in the future. Downgrades of Brazil’s sovereign credit ratings could limit access to funding and raise the cost of funding for the Company because of its operations being Brazil- based, which could materially and adversely impact its business and results of any future operations. Downgrades of Brazil’s sovereign credit ratings could also heighten investors’ perception of the risk of having operations in Brazil and adversely impact the price of the Common Shares of the Company.

The Brazilian economy has been characterized by frequent, and occasionally material, intervention by the Brazilian federal government, which has often modified monetary, credit and other policies intending to influence Brazil’s economy. The Brazilian government’s actions to control inflation and effect other policy changes have involved wage and price controls, changes in existing, or the implementation of new, taxes and fluctuations of base interest rates. Actions taken by the Brazilian federal government concerning the economy may have important effects on Brazilian companies or companies with Brazilian assets and on market conditions and the competitiveness of Brazilian products abroad. In addition, actions taken by the Brazilian state and local governments with respect to labor and other laws affecting operations may have an effect on the Company.

Since 1999, the Brazilian Central Bank has allowed the exchange rate of the Brazilian Real against the US Dollar to float freely, but prior to that it had been subject to exchange controls. Currently, the Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of Reais by any person, regardless of the amount, subject to certain regulatory procedures. There can be no assurance that the Brazilian Central Bank or the Brazilian government will continue to permit the Real to float freely and not intervene in the exchange rate market through the return of a currency band system or otherwise. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil’s balance of payments or there are serious reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad.

The Company’s financial condition and results of any future operations may also be materially adversely affected by any of the following - and the Brazilian federal government’s actions in response to them:

•	currency depreciations and other exchange rate movements;
•	monetary policies;
•	inflation rate fluctuations;
•	economic and social instability;
•	energy shortages or other changes in energy prices;
•	interest rates;
•	disasters at third party mineral projects;
•	exchange rate controls and restrictions on remittances abroad;
•	liquidity of the domestic capital and lending markets;
•	tax policy, including international tax treaties; and
•	other political, diplomatic, social and economic policies or developments in or affecting Brazil.

Uncertainty over whether the Brazilian federal government will implement changes in policy or regulation affecting these or other factors in the future may contribute to economic uncertainty in Brazil and to heightened volatility in the market value of securities issued by Brazilian companies or companies with Brazilian assets.

In October 2018, Mr. Jair M. Bolsonaro was elected president and his term began in January 2019. The 2018 election was preceded by many proven allegations of corruption involving state level deputies, state-controlled enterprises and other organizations nationwide. The election results were seen as a mandate to form a government intent in eliminating corruption. The new Finance Minister, Mr. Paulo Guedes, a liberal economist with a Master degree in Economics from the University of Chicago, promised an agenda focused on fiscal responsibility and economic growth. Since then, Brazil lowered its interest rate and president Bolsonaro’s government has been trying to focus on pension and tax reform, privatization and deregulation.

These and other future developments in the Brazilian economy and governmental policies may materially adversely affect the Company.

Corruption in Brazil and Anti-Corruption, Anti-Bribery and Anti-Money Laundering Laws

Brazilian markets have experienced heightened volatility due to the uncertainties generated by the ongoing corruption and bribery investigations by federal Brazilian prosecutors, including those known as “Lava Jato,” “Zelotes,” “Acronimo,” “Calicute” and “Greenfield.” As a result of these ongoing investigations, a number of senior politicians, including congressmen and officers and directors of some of the major state-owned and private companies in Brazil have resigned or been arrested. Other senior elected officials, public officials, controlling shareholders of large conglomerates and executives in Brazil are being investigated and/or arrested for allegations of unethical and illegal conduct. The matters that have, and may continue to, come to light as a result of or in connection with the investigations and related inquiries, have adversely affected, and are expected to continue to adversely affect, the Brazilian markets and trading prices of securities issued by certain Brazilian companies and companies with significant operations in Brazil.

In addition, print, online and social media, posts and reports have made allegations that certain Brazilian industries and conglomerates have been involved in conduct targeted by some of these investigations. To the extent that any such reports and posts, or further developments or allegations related to them or the above investigations, relate to the Company or to any person related to it, public perception, reputation and the trading price of the Common Shares may be materially adversely affected.

The Company is subject to anti-corruption, anti-bribery and anti-money laundering laws and regulations in Brazil and Canada. In addition, it is subject to economic sanctions regulations that restrict dealings with certain sanctioned countries, individuals and entities. There can be no assurances that the internal policies of the Company will be sufficient to prevent or detect all inappropriate practices, fraud or violations of such laws, regulations and requirements by its employees, directors, officers, partners, agents and service providers or that any such persons will not take actions in violation of its policies and procedures. Any violations of anti-bribery and anti-corruption laws or sanctions regulations could have a material adverse effect on the Company’s business, reputation, results of any future operations and financial condition.

Political Conditions

Regardless of the economic viability of the Company’s property interests, factors such as political instability, expropriation by governments or the imposition of new regulations or tax laws may prevent or restrict mining some or all of its current or future deposits.

Any changes in government policy may result in changes to laws affecting the ownership of assets, mining activities, taxation, rates of exchange, environmental regulations and labour relations. This may affect both the Company’s ability to undertake exploration and development activities in respect of present and future properties in the manner currently contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date. The possibility that a future government may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

Governmental and Regulatory Requirements

Government approvals and permits are currently, and may continue to be in the future, required in connection with the Company’s operations. Any instances where such approvals are required and have not been obtained, the Company may be restricted or prohibited from proceeding with planned exploration or development activities. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or a more stringent application of existing laws, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs, reductions in the levels of production at producing properties or require abandonment or delays in the development of the Project.

In Brazil, the ANM, a recently created agency to replace the former DNPN, regulates the conduct of exploration, development and mining operations. Mining operations in Brazil are regulated primarily by Decree No. 227 of February 28, 1967, the Brazilian Mining Code enacted by Decree No. 62,934 of July 2, 1968, and certain rulings, such as the Consolidation of DNPM Regulations issued by DNPM Ruling No. 155 on May 17, 2016, and more recently federal laws no 13.540/2017 and no 13.575/2017.

The ANM requires certain fee payments for exploration authorizations (known as the Annual Fee per Hectare), certain royalty payments to the federal government for the mining concessions (known as Financial Compensation for the Exploitation of Mineral Resources - “CFEM”) and for royalty payments to be made to the landowner if the surface rights are not held by the holder of the mineral rights. There is also a monthly inspection fee related to the transfer and commercialization of certain minerals in some Brazilian states. Royalties, taxes and fees related to the exploration authorizations and mining concessions may change or increase substantially as a result of unfavourable judicial decisions in litigation with the governmental entities collecting such royalties, taxes and fees, due to change of law, or simply because these duties (which are different at each phase of the mineral right development) tend to accrue higher amounts at the mining concession stage than at the exploration authorization stage.

In Brazil, failure to demonstrate the existence of technical and economically viable mineral deposits covered by an exploration authorization for a period of one year may lead to the authorization being required to be returned to the federal government. The federal government may then grant the exploration authorization to other parties that may conduct other mineral prospecting activities at said area. In addition, mining concessions and exploration authorizations may not be granted due to changes in laws and regulations governing mineral rights. Accordingly, retrocession requirements, loss of mineral rights, and/or the inability to renew concessions, authorizations, permits and licenses may materially adversely affect the Company.

Recent tailings dam failures involving other mining companies in Brazil, and the resultant loss of life and damage, could result in increased requirements, delays in licensing and other material consequences to the Company.

Changes in Brazil’s Mining Laws

On July 26, 2017, the Brazilian federal government enacted Provisional Measures Nos. 789 and 791, which provide for significant changes to the regulatory framework applicable to the mining industry in Brazil. The provisional measures modify relevant aspects of the regulatory framework, such as the calculation of royalties, and created the ANM regulatory agency to replace the DNPM. The Brazilian Congress formally enacted the provisional measures Nos. 789 and 791 as federal laws in December 2017 (Laws Nos. 13.540/2017 and 13.575/2017, respectively).

The regulatory framework applicable to the Brazilian mining industry could be subject to further change, which may result in limitations on the Company’s business and activities, including in correlation with some existing mineral rights and an increase in expenses, particularly mining royalties, taxes and fees.

Environmental Regulation

All phases of operations are subject to numerous environmental laws and regulations in Brazil on the federal, state and municipal levels, including laws and regulations relating to specially protected areas, air emissions, wastewater discharge and the use, manufacture, handling, transportation, storage, disposal, remediation of waste and hazardous substances. Environmental hazards may exist which are unknown to the Company at present which may or not have been caused by previous owners or operators of the Project. In the event of an accident or exposure to hazardous materials, environmental damages may occur and trigger the obligation to remediate the environmental conditions, which may result in significant costs. The victim of such damages or whoever the law so authorizes (such as public attorneys’ office, foundations, state agencies, state-owned companies and associations engaged in environmental protection) is not compelled to sue all polluting agents in the same proceeding. Since the liability is of a joint nature, the aggrieved party may choose to sue only one of the polluting agents (that meets all of the requirements in order to be sued, or simply that has the deepest pockets) to redress damages.

Environmental liability may be litigated in civil, administrative and criminal courts, with the application of administrative, civil and criminal sanctions, in addition to the obligation to redress the damages caused. The lack of a conviction or a finding of liability in one of these spheres does not necessarily preclude the finding of liability in the remaining spheres. As a result of potential liability under and potential violations of environmental laws, there could be unexpected interruptions to operations, fines, penalties or other reductions in income, as well as third-party claims for property damage or personal injury or remedial or other costs, which may have a material adverse effect on operations. Municipal, state and federal governments may decide to review their environmental regulations and continued government and public emphasis on environmental issues may require increased future investments for environmental controls. There can be no assurance that environmental regulation will not adversely affect operations, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations. See also “Governmental and Regulatory Requirements” above.

Changes in Tax Laws in Brazil

The Brazilian government from time to time implements changes to tax laws and regulations. Any such changes, as well as changes in the interpretation of such laws and regulations, may result in increases to the Company’s overall tax burden, which would negatively affect its profitability.

The Brazilian federal government has frequently implemented multiple changes to tax regimes, including the execution or amendment of tax treaties. Potential changes include (among others) modifications to prevailing tax rates and the enactment of taxes, which may be temporary, the proceeds of which are earmarked for designated governmental purposes. Some of these changes may result in increased the Company’s tax burden, which could materially adversely affect profitability and increase the prices of products and services, restrict its ability to do business in existing and target markets and cause its financial results to suffer. Moreover, some tax laws may be subject to controversial interpretation by tax authorities, including, but not limited to, the regulation applicable to corporate restructurings.

No Production Experience

Although certain of its officers, directors and consultants have such experience, the Company itself has never completed a mining development project. The future development of properties found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure and the Company itself does not have any experience in taking a mining project to production. As a result of this factor, it is more difficult to evaluate the Company’s prospects, and the Company’s future success is more uncertain than if it had a more proven history. In addition, the Company is and will continue to be subject to all the risks associated with establishing new mining operations, including but not limited to: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour and mining equipment; the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits; the availability of funds to finance construction and development activities; potential opposition from non-governmental organizations, indigenous peoples, environmental groups or local groups which may delay or prevent development activities; and potential increases in construction and operating costs due to changes in the costs of fuel, power, materials and supplies.

It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the early stages of mineral production often occur. Accordingly, the Company cannot provide assurance that its activities will result in profitable mining operations at its mineral properties, including the Project.

Delays and Construction Cost Overruns

Delays and cost overruns may occur in completing the development and construction of the Project. A number of factors could cause such delays or cost overruns, including (among others) permitting delays, construction pricing escalation, changing engineering and design requirements, the performance of contractors, labour disruptions, adverse weather conditions and the availability of financing. Even if commercial production is achieved, equipment and facilities may not operate as planned due to design or manufacturing flaws, which may not all be covered by warranty. Mechanical breakdown could occur in equipment after the period of warranty has expired, resulting in loss of production as well as the cost of repair. Any delay, or cost overrun, may adversely impact the Company’s ability to fully fund required expenditures, or alternatively, may require the Company to consider less attractive financing solutions.

Cost Estimates and Negative Operating Cash Flow

Capital costs, operating costs, production and economic returns and other estimates may differ significantly from those anticipated by current estimates and there can be no assurance that the actual capital, operating and other costs will not be higher than currently anticipated. Actual costs and revenues may vary from estimates for a variety of reasons, including (among others): lack of availability of resources or necessary equipment; unexpected construction or operating problems; cost overruns; realized lithium prices; revisions to construction plans; risks and hazards associated with mineral production; natural phenomena; floods; unexpected labour shortages or strikes; general inflationary pressures; and interest and currency exchange rates. Many of these factors are beyond the Company’s control and could have a material effect on operating cash flow, including the ability to service indebtedness.

Operational Risks

The Company’s operations are subject to all of the risks normally incidental to the exploration for, and the development and operation of, mineral properties. Mineral exploration and exploitation involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Unusual or unexpected formations, formation pressures, fires, power outages, shutdowns due to equipment breakdown or failure, aging of equipment or facilities, unexpected maintenance and replacement expenditures, human error, labour disruptions or disputes, inclement weather, higher than forecast precipitation, flooding, explosions, releases of hazardous materials, tailings impoundment failures, cave-ins, landslides, earthquakes and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration and exploitation activities, which may, if as either a significant occurrence or a sustained occurrence over a significant period of time, result in a material adverse effect. The Company expects to rely on third-party owned infrastructure in order to successfully develop and operate its projects, such as power, utility and transportation infrastructure. Any failure of this infrastructure without adequate replacement or alternatives may have a material impact on the Company.

Insurance Risks

In the course of exploration, development and production of mineral properties, risks such as (among others) unexpected or unusual geological operating conditions and other environmental occurrences may occur. It is not always possible to fully insure against such risks and, even where such insurance is available, the Company may decide to not take out insurance against such risks. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Company. The Company maintains liability insurance in accordance with industry standards, however, the nature of these types of risks is such that liabilities could exceed policy limits and the Company could incur significant costs that could have a material adverse effect on its business, results of operations and financial condition.

Mineral Tenure

There can be no assurance of title to any of the Company’s property interests, or that such title will ultimately be secured. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations nor that such exploration and mining authorizations will not be challenged or impugned by third parties. The Company’s property interests may also be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

The Company cannot guarantee that title to its properties will not be challenged. A successful challenge to the precise area and location of the Company’s mineral claims could result in the Company being unable to develop its mineral properties or being unable to enforce its rights with respect to its mineral properties.

Highly Competitive Industry

The mining industry is competitive in all of its phases and requires significant capital, technical resources, personnel and operational experience to effectively compete. Because of the high costs associated with exploration, the expertise required to analyse a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over the Company. The Company faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities.

As a result of this competition, the Company may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms it considers acceptable.

Health and Safety Risks

The mineral exploration, development and production business carries an inherent risk of liability related to worker health and safety, including the risk of government-imposed orders to remedy unsafe conditions, potential penalties for contravention of health and safety laws, licenses, permits and other approvals, and potential civil liability. Compliance with health and safety laws (and any future changes) and the requirements of licenses, permits and other approvals remain material to the Company’s business. The Company may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health and safety matters. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health and safety laws, licenses, permits or other approvals could have a significant impact on operations and/or result in additional material expenditures. As a consequence, no assurances can be given that additional workers’ health and safety issues relating to presently known or unknown matters will not require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) material to its business and operations.

Mineral Resource and Mineral Reserve Estimates

Any mineral resource and mineral reserve estimates included in this AIF, which are taken from the Feasibility Study Report, are estimates only. No assurance can be given that any particular level of recovery of minerals will in fact be realized or that identified mineral resources or mineral reserves will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, on analyses of drilling results and statistical inferences that may ultimately prove to be inaccurate. These estimated mineral resources and mineral reserves should not be interpreted as assurances of certain commercial viability or of the profitability of any future operations. Investors are cautioned not to place undue reliance on these estimates.

In addition, any inferred mineral resources included in this AIF, which would be taken from the Feasibility Study Report, are estimates only. Inferred mineral resources have an even greater amount of uncertainty as to their existence and economic and legal feasibility. Accordingly, there is no assurance that inferred mineral resources will ever be upgraded to a higher category. Investors are cautioned not to assume that inferred mineral resources exist or are economically or legally mineable.

Opposition to Mining Projects

The Project, like many mining projects, may have opponents. Opponents of other mining projects have, in some cases, been successful in bringing public and political pressure against mining projects. In the event there is opposition to the Project, the Company’s development of such properties may be delayed or prevented, even if such development is found to be economically viable and legally permissible.

Risks Related to the Company’s Business and Securities

Public Health Crises

The Company faces risks related to pandemics and epidemics, such as the outbreak of COVID- 19 that surfaced in December 2019 in Wuhan, Hubei Province, China and has spread to other countries around the world, including Canada and the United States, which could significantly disrupt the Company’s operations and may materially and adversely affect its business and financial condition. The extent to which COVID-19 impacts the Company’s business, including its operations and the market for its securities, will depend on future developments which are highly uncertain and cannot be predicted at this time, including the duration, severity and scope of the outbreak and the actions taken by various government authorities to contain or treat the outbreak. In particular, the continued spread could materially and adversely impact the Company’s business, including without limitation, employee health, workforce productivity, increased insurance premiums and medical costs, restrictions on travel by the Company’s personnel and by the personnel of the Company’s various service providers, the availability of industry experts and personnel, and other factors that will depend on future developments beyond the Company’s control, all or some of which may have a material adverse effect on the Company’s business, financial condition and results of operations.

In addition, the outbreak has resulted in a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the Company’s business, financial condition and results of operations.

Achievement of Profitable Operations and Further Losses

The Company’s ability to continue as a going concern is dependent upon the ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The Company has reported net losses and comprehensive losses for the financial years ended December 31, 2019 and December 31, 2018. The Company’s business does not currently operate on a self-sustaining basis and until it is successfully able to fund its expenditures from its revenues, its ability to continue as a going concern is dependent on raising additional funds.

Dilution of Existing Shareholders from Equity Financings or Increased Financial Risk Through Debt Issuance

The Company has limited financial resources and is subject to significant capital requirements associated with the Project. There is no assurance that the Company will be able to obtain sufficient financing in the future on terms acceptable to it. The ability of the Company to arrange additional financing in the future will depend, in part, on prevailing capital market conditions as well as the business performance of the Company. Failure to obtain additional financing on a timely basis may cause the Company to postpone, abandon, reduce or terminate its operations and could have a material adverse effect on the Company’s business, results of operations and financial condition.

A likely source of future financing is the sale of additional Common Shares, which would mean that each existing shareholder would own a smaller percentage of the Common Shares then outstanding. Alternatively, the Company may rely on debt financing and assume debt obligations that require it to make substantial interest and principal payments. Also, the Company may issue or grant convertible securities (such as warrants or stock options) in the future pursuant to which additional Common Shares may be issued. The exercise of such securities would result in dilution of equity ownership to the Company’s existing shareholders.

The Company may also sell additional royalties on the Project, which would mean that the Company’s share of returns from the Project would decrease.

Dependence on the Expertise of Consultants

The Company has relied on, and is expected to continue to rely on, consultants and others for mineral exploration and exploitation expertise. The Company believes that those consultants are competent and that they have carried out their work in accordance with internationally recognized industry standards. However, if the work conducted by those consultants is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays or increased costs in developing its properties.

No History of Dividends

The Company has not paid dividends since incorporation and presently has no ability to generate earnings as its mineral properties are in the exploration and development stage. If the Project is successfully developed, the Company anticipates that it will retain future earnings and other cash resources for the future operation and development of its business.

The Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of the Board, which will take into account many factors including the Company’s operating results, financial condition and anticipated cash needs. For these reasons, the Company may never pay dividends.

Dependence on Key Individuals

The success of the Company will be largely dependent upon the performance of its key officers, consultants and employees. Failure to retain key individuals or to attract, and, if attracted, retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success. The Company has not purchased any “key-man” insurance with respect to any of its directors, officers or key employees and has no current plans to do so.

Fluctuations in Exchange Rates

Business is transacted by the Company primarily in Canadian, U.S. and Brazilian currencies. Fluctuations in exchange rates may have a significant effect on the cash flows of the Company. Future changes in exchange rates could materially affect the Company’s results in either a positive or negative direction. The Project is located in Brazil, and the majority of the costs are denominated in the Brazilian currency. Certain costs associated with imported equipment and international supplies and consultants and sales prices for the Company’s product are denominated in U.S. dollars.

Legal Proceedings

Due to the nature of the Company’s business and status as a publicly traded entity, it may be subject to a variety of regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit.

Litigation may be costly and time-consuming and can divert the attention of management and key personnel from business operations. If the Company is unsuccessful in its defense of claims or unable to settle claims in a manner satisfactory to it, it may be faced with significant monetary damages or injunctive relief against it that could have a material adverse effect on its business and financial condition. To the extent the Company is involved in any active litigation, the outcome of such matters may not be currently determinable nor is it possible to accurately predict the outcome or quantum of any such proceedings at this time.

Conflicts of Interest for Directors and Officers

Certain directors and officers of the Company are, or may become, associated with other natural resource companies which may give rise to conflicts of interest. In accordance with the CBCA, directors who have a material interest in any person who is a party to a material contract, or a proposed material contract, with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, directors and the officers are required to act honestly and in good faith with a view to the best interests of the Company.

Share Price Volatility

The market price of a publicly traded stock, especially a resource issuer such as the Company, is affected by many variables in addition to those directly related to exploration or operational successes or failures, some of which are outside of the Company’s control. Such factors include the general condition of markets for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, analysts’ recommendations and their estimates of financial performance, investor perception and reactions to disclosure made by the Company and by the Company’s competitors, and the breadth of the public markets for the stock.

Therefore, investors could suffer significant losses if the Common Shares are depressed or illiquid when an investor seeks liquidity.

Significant Shareholders’ Influence

To the Company’s knowledge, as of the date hereof, A10 FIA holds approximately 70% of the outstanding Common Shares. For as long as it directly or indirectly maintains a significant interest in the Company, A10 FIA may be in a position to affect the Company’s governance and operations. In addition, A10 FIA may have significant influence over the passage of any shareholder resolution (such as would be required, to amend constating documents or take certain other corporate actions) and may, for all practical purposes, be able to ensure the passage of any such resolution by voting for it or prevent the passage of any such resolution by voting against it. The effect of this influence may be to limit the price that investors are willing to pay for the Common Shares. In addition, the potential that A10 FIA may sell Common Shares in the public market (commonly referred to as “market overhang”), as well as any actual sales of Common Shares in the public market, could adversely affect the market price of the Common Shares.

Enforcement of Judgments

The Company is incorporated under the laws of Canada and headquartered in British Columbia, Canada, but a majority of its directors and officers are not citizens or residents of Canada. In addition, a substantial part of the Company’s assets are located outside Canada. As a result, it may be difficult or impossible for an investor to (i) enforce in courts outside Canada judgments against the Company and its directors and officers obtained in Canadian courts based upon the civil liability provisions of Canadian securities laws or (ii) bring in courts outside Canada an original action against the Company and directors and officers to enforce liabilities based upon such securities laws.

Cyber-Security Risks

Threats to information technology systems associated with cyber-security risks and cyber incidents or attacks continue to grow. It is possible that the business, financial and other systems of the Company or other companies with which it does business could be compromised, which might not be noticed for some period of time. Risks associated with these threats include, among other things, loss of intellectual property, disruption of business operations and safety procedures, loss or damage to worksite data delivery systems, and increased costs to prevent, respond to or mitigate cyber-security events.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

The Company is authorized to issue an unlimited number of Common Shares without par value of which, as of the date of this AIF, 68,878,891 Common Shares are issued and outstanding. All rights and restrictions in respect of the Common Shares are set out in the Company’s articles and the CBCA and its regulations. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the CBCA nor the constating documents of the Company impose restrictions on the transfer of Common Shares on the register of the Company, provided that the Company receives the certificate(s) representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or assessment by the Company. The CBCA and the Company’s articles provides that the rights and restrictions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

The Common Shares entitle the holders to: (i) notice of and to attend any meetings of shareholders and one vote per Common Share at any meeting of shareholders; (ii) dividends, if as and when declared by the Board; and (iii) upon liquidation, dissolution or winding up of the Company, on a pro rata basis, the net assets of the Company after payment of debts and other liabilities.

DIVIDENDS AND DISTRIBUTIONS

The Company has no fixed dividend policy and the Company has not declared any dividends on its Common Shares since its incorporation. The Company anticipates that all available funds will be used to undertake exploration and development programs on its mineral properties as well as for the acquisition of additional mineral properties. The payment of dividends in the future will depend, among other things, upon the Company’s earnings, capital requirements and operating and financial condition. Generally, dividends can only be paid if a corporation has retained earnings. There can be no assurance that the Company will generate sufficient earnings to allow it to pay dividends.

MARKET FOR SECURITIES

Market

The Common Shares are traded on the TSXV under the symbol “SGMA”. The closing price of the Common Shares on the TSXV on July 23, 2020 was $2.70.

Trading Price and Volume

The table below sets forth the high and low market prices and the volume of the Common Shares traded on the TSXV during the financial year ended December 31, 2019.

Month (2019)	High	Low	Volume
January	2.050	1.910	131,600
February	2.050	1.750	100,500
March	1.880	1.590	124,983
April	1.910	1.590	162,445
May	1.800	1.620	166,140
June	1.900	1.730	162,028
July	1.950	1.770	135,905
August	1.950	1.770	364,104
September	1.950	1.720	101,484
October	1.900	1.740	361,647
November	2.000	1.740	419,361
December	1.950	1.700	64,725

PRIOR SALES

The following table summarizes the issuances of unlisted securities of the Company during the financial year ended December 31, 2019.

		Issue/Exercise Price per
Date	Number/Type of Securities	Security
January, 2019	(50,000) Stock Options(1)	$2.23
March, 2019	(174,000) Stock Options(1)	$2.23
August, 2019	(50,000) Stock Options(2)	$2.23
December, 2019	(50,000) Stock Options(2)	$2.23
January, 2019	1,008,000 RSUs(2)	N/A
March, 2019	364,000 RSU (3)	N/A
March, 2019	1,118,000 RSU (4)	N/A
May, 2019	1,242,000 RSU (3)	N/A
June, 2019	50,000 RSU (1)	N/A

Notes:

(1)	Canceled.

(2)	Forfeited.

(3)	Exercised.

(4)	Issued to executive officers, directors and key employees of the Company.

DIRECTORS AND OFFICERS

Name and Occupation

The name, province or state of residence, position with and principal occupation within the five preceding years for each of the directors and executive officers of the Company as at the date hereof are set out in the following table:

Name, Age and Municipality of Residence	Other Position(s) Held	Director Since	Common Shares Held	Principal Occupation for the Past Five Years
Calvyn Gardner São Paulo, Brazil	Chairman and Chief Executive Officer	May 1, 2018	Nil(1)	Chief Executive Officer of the Company since May 1, 2018; Chief Executive Officer of Sigma Holdings since June 2017; prior thereto, Executive Director of RI-X.
Guilherme Guimarães São Paulo, Brazil	Chief Financial Officer	N/A	Nil	Chief Financial Officer of the Company since June 2018; prior thereto, chief financial officer of Serra Verde Resource e Mineração Ltda. (mining ventures group).
Ana Cristina Cabral, São Paulo, Brazil	Chief Strategy Officer	June 18, 2018	20,400(1)	Managing Partner at A10 Investimentos Ltda.
Frederico Marques, Toronto, Canada	-	June 18, 2018	60,000	Partner and foreign legal consultant at McCarthy Tétrault LLP.
Gary Litwack, Toronto, Canada	-	May 1, 2018	50,000	Counsel at McCarthy Tétrault LLP.
Maryse Bélanger, Vancouver, Canada	Non-Executive Vice-Chair	May 1, 2018	50,000	Board Member of Equinox Gold Corp and Pure Gold Mining Inc. since 2020; prior thereto, Chief Operating Officer at Atlantic Gold Corporation, July 2016 to July 2019 Chief Executive Officer and Managing Director of Mirabela Nickel Ltd., June 2014 to July 2016
Anna Hartley, London, England	Director of Investor Relations	June 28, 2019	Nil	Partner at A10 Investimentos Ltda. since March 2016; prior thereto, Associate Portfolio Manager at Beagle Asset Management.
Marcelo Paiva, São Paulo, Brazil	-	January 11, 2019	406,550	Managing Partner at A10 Investimentos Ltda.

Note:

(1) Mr. Gardner and Ms. Cabral are quota holders in A10 FIA (which holds approximately 70% of the outstanding Common Shares), but all control and direction over the holdings of A10 FIA (including Common Shares) is exercised by the investment manager of A10 FIA, A10 Investimentos Ltda. In addition, a company owned by certain directors of the Company holds a further 299,250 Common Shares. The Common Shares noted above as being held by Ms. Cabral are held by her in her individual capacity.

Each director’s term of office expires at the next annual general meeting of the Company.

Shareholdings of Directors and Officers

As of the date of this AIF, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over an aggregate of 886,200 Common Shares representing approximately 1.29% of the issued and outstanding Common Shares (on a non-diluted basis).

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is, as at the date of this AIF, or was, within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company), that (a) was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days, or (b) was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company (a) is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

No director, or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Committees of the Board

The committees of the Board consist of an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Technical Committee. The members of the Compensation Committee are Frederico Marques (chair), Calvyn Gardner, Marcelo Paiva and Maryse Bélanger. The members of the Nominating and Corporate Governance Committee are Gary Litwack (chair), Marcelo Paiva and Maryse Bélanger. The members of the Technical Committee are Maryse Belanger (chair) and Calvyn Gardner. The members of the Audit Committee are Gary Litwack (chair), Maryse Bélanger and Marcelo Paiva. Information concerning the Audit Committee is provided under “Audit Committee Information” below.

Conflicts of Interest

To the best of the Company’s knowledge, except as otherwise noted in the Company’s public disclosure documents, there are no existing or potential conflicts of interest among the Company, its directors, officers, or other members of management of the Company except that certain of the directors, officers and other members of management serve as directors, officers and members of management of other public companies and therefore it is possible that a conflict may arise between their duties as a director, officer or member of management of such other companies and their duties as a director, officer or member of management of the Company.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest. The Company relies upon its directors and officers to disclose any such conflicts or other aspects of accountability in accordance with the CBCA.

The Company has adopted a Code of Business Conduct and Ethics that applies to all directors, officers, employees and consultants of the Company and its subsidiaries. A copy of the Company’s Code of Business Conduct and Ethics may be found on SEDAR at www.sedar.com.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The charter of the Audit Committee is attached as Schedule “A” to this AIF.

Composition of the Audit Committee and Independence

The Company’s Audit Committee consists of Gary Litwack (chair), Maryse Bélanger and Marcelo Paiva. NI 52-110 provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of the member’s independent judgment. The Board has determined that Mr. Litwack and Ms. Bélanger are “independent” directors.

Relevant Education and Experience

NI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Company has determined that all of the members of the Audit Committee are “financially literate”.

Based on their business and educational experiences, each Audit Committee member has a reasonable understanding of the accounting principles used by the Company; an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Audit Committee has not made any recommendations to nominate or compensate an external auditor which were not adopted by the Board.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has it relied on an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52 110 (securities regulatory authority exemption).

The Company is relying on the exemption in Section 6.1 of NI 52-110 from the requirements of Part 3 (Composition of the Audit Committee) although in any event a majority of the members of the Audit Committee are independent.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to review the performance of the Company’s external auditors, and approve in advance the provision of services other than audit services and to consider the independence of the external auditors, including reviewing the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve any non-audit services or additional work, which the Chairman of the Audit Committee deems as necessary.

Audit Fees

The fees for auditor services billed by the Company’s external auditors for the last two fiscal years are as follows:

Financial Year (1)	Audit Fees	Audit-related Fees	Tax Fees	All Other Fees
2019	$171,459.58	$892.50	$24,717.00	$-
2018	$175,443.80	$113,163.14	$8,947.34	$-

Notes:

(1) 2018 included all of the services related to, and review of, the Sigma Exchange Transaction. Prior to 2018, the Corporation was a capital pool company which did not carry on any active business.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not a party to, nor are any of the Company’s properties subject to, any pending legal proceedings or regulatory actions the outcome of which would have a material adverse effect on the Company. Management of the Company is not aware of any material legal proceedings or regulatory actions in which the Company may be a party which are contemplated by governmental authorities or otherwise.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in documents filed by the Company on SEDAR, management of the Company is not aware of any material interest, direct or indirect, of any insider of the Company, or any associate or affiliate of any such person, in any transaction within the Company’s three most recently completed financial years, or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent of the Common Shares is Computershare Investor Services Inc. located at its principal offices in Toronto, Ontario.

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, and except as noted below (the material terms of which are further described herein), the Company has not entered into any material contracts within the most recently completed financial year or previous to the most recently completed financial year, that are still in effect.

1.	Amilcar Royalty Agreement dated December 11, 2017;

2.	Share Exchange Agreement dated December 22, 2017;

3.	Amended and Restated Royalty dated February 11, 2019;

4.	Unsecured Credit Facility Agreement dated November 29, 2019; and

5.	7th Amendment to the SMSA Stock Purchase Agreement dated June 29, 2020.

INTERESTS OF EXPERTS

As at the date of this AIF, each of the FS Qualified Persons holds less than one percent of the Company’s outstanding securities of the Company or of any of the Company’s associates or affiliates.

The Company’s auditors are KPMG LLP, Chartered Professional Accountants, who have prepared an independent auditor’s report dated May 2, 2019 in respect of the Company’s consolidated financial statements as at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019 and December 31, 2018. KPMG LLP has advised that they are independent with respect to the Company within the meaning of the Chartered Professional Accountants of Ontario Code of Professional Conduct.

ADDITIONAL INFORMATION

Additional information including corporate governance policies of the Company, directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase Common Shares, and securities authorized for issuance under equity compensation plans is contained in the management proxy circular dated May 29, 2019 for the annual general and special meeting of the Company held on June 28, 2019, which is available on SEDAR. Additional financial information is contained in the Company’s comparative financial statements and MD&A as at and for the years ended December 31, 2019 and 2018 and the interim period ended March 31, 2020, which are available on SEDAR. Additional information relating to the Company may be found on SEDAR.

SCHEDULE “A”

Audit Committee Charter

This Audit Committee Charter (this “Charter”) has been adopted by the Board (as defined below) as of May 16, 2018.

1.	THE BOARD OF DIRECTORS’ MANDATE FOR THE AUDIT COMMITTEE

The Board of Directors (the “Board”) has responsibility for the stewardship of Sigma Lithium Resources Corporation (together with its subsidiaries, as applicable, the “Corporation”). To discharge that responsibility, the Board is obligated by the Canada Business Corporations Act to supervise the management of the business and affairs of the Corporation. The Board’s supervisory function involves Board oversight or monitoring of all significant aspects of the management of the Corporation’s business and affairs.

Public financial reporting and disclosure by the Corporation are fundamental to the Corporation’s business and affairs. The objective of the Board’s monitoring of the Corporation’s financial reporting and disclosure is to gain reasonable assurance of the following:

(a)	that the Corporation complies with all applicable laws, regulations, rules, policies and other requirement of governments, regulatory agencies and stock exchanges, if applicable, relating to financial reporting and disclosure;

(b)	that the accounting principles, significant judgements and disclosures which underlie or are incorporated in the Corporation’s financial statements are appropriate in the prevailing circumstances;

(c)	that the Corporation’s quarterly and annual financial statements are accurate within a reasonable level of materiality and present fairly the Corporation’s financial position and performance in accordance with generally accepted accounting principles; and

(d)	that appropriate information concerning the financial position and performance of the Corporation is disseminated to the public, to the extent required by applicable securities laws, in a timely manner in accordance with corporate and securities law and with stock exchange regulations, if applicable.

The Board is of the view that monitoring of the Corporation’s financial reporting and disclosure policies and procedures cannot be reliably met unless the following activities (the “Fundamental Activities”) are, in all material respects, conducted effectively:

(e)	the Corporation’s accounting functions are performed in accordance with a system of internal financial controls designed to capture and record properly and accurately all of the Corporation’s financial transactions and consistent with internal financial controls implemented by companies of similar size and peer group as the Corporation;

(f)	the internal financial controls are regularly assessed for effectiveness and efficiency consistent with assessments performed by companies of similar size and peer group as the Corporation;

(g)	the Corporation’s quarterly and annual financial statements are properly prepared by management to comply with International Financial Reporting Standards (“IFRS”); and

(h)	the Corporation’s annual financial statements (and, if determined necessary by the Board, its quarterly financial statements) are reported on by an external auditor appointed by the shareholders of the Corporation.

To assist the Board in its monitoring of the Corporation’s financial reporting and disclosure, and to conform to applicable corporate and securities law, the Board has established the Audit Committee (the “Committee”) of the Board.

The role of the Committee is to assist the Board in its oversight of the integrity of the financial and related information of the Corporation, including its consolidated financial statements, the internal controls and procedures for financial reporting and the processes for monitoring compliance with legal and regulatory requirements and to review the independence, qualifications and performance of the external auditor of the Corporation. Management is responsible for establishing and maintaining those controls, procedures and processes and the Committee is appointed by the Board to review and monitor them.

2.	COMPOSITION OF COMMITTEE

The Committee shall be appointed annually by the Board and consist of at least three members from among the directors of the Corporation, at least a majority of whom (or, if required by applicable law or stock exchange rules, each of whom) shall be an independent director. Officers of the Corporation who are also directors may not serve as members of the Committee. In accordance with National Instrument 58-101, a director is considered “independent” to the Corporation if he or she has no direct or indirect “material relationship” with the Corporation or any of its subsidiaries which could, in the view of the Board, reasonably interfere with the exercise of his or her independent judgment. Notwithstanding the foregoing, a director will be deemed to have a “material relationship” with the Corporation (and therefore be considered as not independent) if he or she falls in one of the categories listed in Exhibit “A” attached hereto. All members of the Committee must also be “financially literate” (meaning that he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected and be raised by the Corporation’s financial statements).

The Board shall designate a chairperson of the Committee (the “Chair”).

In the event of a vacancy arising in the Committee or a loss of independence of any member (if previously independent and as a result the composition of the Committee no longer meets applicable independence requirements), the Committee will fill the vacancy within six months or by the following annual shareholders’ meeting if sooner.

3.	RELIANCE ON EXPERTS

In contributing to the Committee’s discharging of its duties under this Charter, each member of the Committee shall be entitled to rely in good faith upon:

(i)	financial statements of the Corporation represented to him by an officer of the Corporation or in a written report of the external auditors to present fairly the financial position of the Corporation in accordance with generally accepted accounting principles; and

(j)	any report of a lawyer, accountant, engineer, appraiser or other person whose profession lends credibility to a statement made by any such person.

4.	LIMITATIONS ON COMMITTEE’S DUTIES

In contributing to the Committee’s discharging of its duties under this Charter, each member of the Committee shall be obliged only to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Nothing in this Charter is intended, or may be construed, to impose on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all Board members are subject. The essence of the Committee’s duties is monitoring and reviewing to endeavor to gain reasonable assurance (but not to ensure) that the Fundamental Activities are being conducted effectively and that the objectives of the Corporation’s financial reporting are being met and to enable the Committee to report thereon to the Board.

5.	AUDIT COMMITTEE RESPONSIBILITIES (GENERAL)

This Charter outlines how the Committee will satisfy the requirements set forth by the Board in its mandate, reflecting the following:

•	Operating principles;

•	Operating procedures; and

•	Specific responsibilities and duties.

While the Committee has the responsibilities set forth in this Charter, it is not the duty of the Committee to prepare the financial statements, plan or conduct audits or to determine that the Corporation’s financial statements and disclosures are complete and accurate and are in accordance with IFRS and applicable rules and regulations. Primary responsibility for the financial reporting, information systems, risk management, and disclosure controls and internal controls of the Corporation is vested in management.

(k)  Operating Principles

The Committee shall fulfill its responsibilities within the context of the following principles:

(i) Committee Values

The Committee expects management of the Corporation to operate in compliance with corporate policies; reflecting laws and regulations governing the Corporation; and to maintain strong financial reporting and control processes.

(ii) Communications

The Committee, and its members, expect to have direct, open and frank communications throughout the year with management, other committee chairs, the external auditors, and other key Committee advisors or Corporation staff members, as applicable.

(iii) Delegation

The Committee may delegate from time to time to any person or committee of persons any of the Committee’s responsibilities that may be lawfully delegated.

(iv) Financial Literacy

All Committee members should be sufficiently versed in financial matters to read and understand the Corporation’s financial statements and also to understand the Corporation’s accounting practices and policies and the major judgements involved in preparing the financial statements.

(v) Annual Committee Work Plan

The Committee, in consultation with management and the external auditors, shall develop an annual Committee work plan responsive to the Committee’s responsibilities as set out in this Charter. In addition, the Committee, in consultation with management and the external auditors, shall participate in a process for review of important financial topics that have the potential to impact the Corporation’s financial disclosure.

The work plan will be focused primarily on the annual and interim financial statements of the Corporation; however, the Committee may at its sole discretion, or the discretion of the Board, review such other matters as may be necessary to satisfy the obligations set out in this Charter.

(vi) Meeting Agenda

Committee meeting agendas shall be the responsibility of the Chair of the Committee in consultation with other Committee members, senior management and the external auditors.

(vii) Committee Expectations and Information Needs

The Committee shall communicate its expectations to management and the external auditors with respect to the nature, timing and extent of its information needs. The Committee expects that written materials will be received from management and the external auditors at a reasonable time in advance of meeting dates.

(viii) Access to Committee

Representatives of the external auditor and management of the Corporation shall have access to the Committee each in the absence of the other.

(ix) External Resources

To assist the Committee in discharging its responsibilities, the Committee may at its discretion, in addition to the external auditors, at the expense of the Corporation, retain one or more persons having special expertise, including independent counsel.

(x) In Camera Meetings

At the discretion of the Committee, the members of the Committee shall meet in private session with the external auditors. In addition, at the discretion of the Committee, the members of the Committee shall meet in private with management of the Corporation, without the auditors being present at such meeting.

(xi) Reporting to the Board

The Committee, through its Chair, shall report after each Committee meeting to the Board at the Board’s next regular meeting.

(xii) The External Auditors

The Committee expects that, in discharging their responsibilities to the shareholders, the external auditors shall report directly to and be accountable to the Board through the Committee. The external auditors shall report all material issues or potentially material issues, either specific to the Corporation or to the financial reporting environment in general, to the Committee.

(l)	Operating Procedures

(i).	The Committee shall meet at least four times annually, or more frequently as circumstances dictate. Meetings shall be held at the call of the Chair, upon the request of two members of the Committee or at the request of the external auditors.

(ii).	A quorum shall be a majority of the members.

(iii).	Unless the Committee otherwise specifies, the Corporate Secretary (or her or his deputy) of the Corporation shall act as Corporate Secretary of all meetings of the Committee.

(iv).	In the absence of the Chair of the Committee, the members shall appoint an acting Chair.

(v).	A copy of the minutes of each meeting of the Committee shall be provided to each member of the Committee and to each director of the Corporation in a timely fashion.

(vi).	Notice of the time and place of every meeting shall be given in writing by any means of transmitted or recorded communication, including facsimile, email or other electronic means that produces a written copy, to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member of the Committee may in any manner waive a notice of the meeting. Attendance of a member of the Committee at a meeting constitutes waiver of notice of the meeting, except where the member attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting has not been lawfully called.

(vii).	Subject to any law or the articles and by-laws of the Corporation, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next regularly scheduled meeting of the Board).

6.            SPECIFIC RESPONSIBILITIES AND DUTIES OF AUDIT COMMITTEE

To fulfill its responsibilities and duties, the Committee shall:

(m) Financial Reporting

(i).	Review, prior to public release, the Corporation’s annual and quarterly financial statements with management and the external auditors (with respect to quarterly financial statements, if they are to be reviewed by the external auditors) with a view to gaining reasonable assurance that the statements (A) are accurate within reasonable levels of materiality, (B) complete, and (C) represent fairly the Corporation’s financial position and performance in accordance with IFRS. The Committee shall report thereon to the Board before such financial statements are approved by the Board (with respect to quarterly financial statements, if they are to be prepared and approved by the Board, and not just the Committee).

(ii).	Receive from the external auditors reports of their review of the annual and quarterly financial statements (with respect to quarterly financial statements, if they are to be reviewed by the external auditors) and any management letters issued to the management of the Corporation.

(iii).	Receive from management a copy of any representation letter provided to the external auditors and receive from management any additional representations required by the Committee.

(iv).	Review, prior to public release, to the extent required pursuant to applicable securities laws, and, if appropriate, recommend approval to the Board, of news releases, to the extent required pursuant to applicable securities laws, and reports to shareholders issued by the Corporation with respect to the Corporation’s annual and quarterly financial statements.

(v).	Review and, if appropriate, recommend approval to the Board of financial statements included in prospectuses, material change disclosures of a financial nature, management discussion and analysis, annual information forms and similar components of disclosure documents that may be issued by the Corporation.

(vi).	Review and validate procedures for the receipt, retention and resolution of complaints received by the Corporation from any party regarding accounting, auditing or internal controls. For greater certainty, the Committee’s responsibilities in this area will not include complaints about minor operational issues. Examples of minor operational issues include late payment of invoices, minor disputes over accounts owing or receivable, revenue and expense allocations and other similar items characteristic of the normal daily operations of the accounting department of a mining company.

(n) Accounting Policies

(i).	Review with management and the external auditors the appropriateness of the Corporation’s accounting policies, disclosures, reserves, key estimates and judgements, including changes or variations thereto.

(ii).	Obtain reasonable assurance that they are in compliance with IFRS from management and external auditors and report thereon to the Board.

(iii).	Review with management and the external auditors the degree of conservatism of the Corporation’s underlying accounting policies, key estimates and judgements and provisions along with quality of financial reporting.

(iv).	Participate, if requested, in the resolution of disagreements, between management and the external auditors.

(v).	If applicable, review with management the policies and procedures used for the categorization of flow-through expenditures and the qualification of such expenditures to satisfy the Corporation’s existing obligations.

(o)	Risk and Uncertainty

(i).	Acknowledging that it is the responsibility of the Board, in consultation with management, to identify the principal business risks facing the Corporation, determine the Corporation’s tolerance for risk and approve risk management policies. The Committee shall focus on financial risk and gain reasonable assurance that financial risk is being effectively managed or controlled by:

A.	reviewing with management the Corporation’s tolerance for financial risks;

B.	reviewing with management its assessment of the significant financial risks facing the Corporation;

C.	reviewing with management the Corporation’s policies and any proposed changes thereto for managing those significant financial risks; and

D.	reviewing with management its plans, processes and programs to manage and control such risks.

(ii).	Review policies and compliance therewith that require significant actual or potential liabilities, contingent or otherwise, to be reported to the Board in a timely fashion.

(iii).	Review foreign currency, interest rate and commodity price risk mitigation strategies, including the use of derivative financial instruments.

(iv).	Review the adequacy of insurance coverages maintained by the Corporation.

(v).	Review regularly with management, the external auditors and the Corporation’s legal counsel, any legal claims or other contingencies, including tax assessments, that could have a material effect upon the financial position or operating results of the Corporation and the manner in which these matters have been disclosed in the financial statements.

(p) Financial Controls and Control Deviations

(i).	Review the plans of the external auditors to gain reasonable assurance that the evaluation and testing of applicable internal financial controls is comprehensive, coordinated and cost-effective.

(ii).	Receive regular reports from management and the external auditors on all significant deviations or indications/detection of fraud and the corrective activity undertaken in respect thereof.

(iii).	Institute a procedure that will permit any employee of the Corporation, including management employees, to bring to the attention of the Chair, under conditions of confidentiality, concerns relating to financial controls and reporting which are material in scope and which cannot be addressed, in the employee’s judgement, through existing reporting structures in the Corporation.

(iv).	Receive and periodically assess reports from management on the policies and procedures used to asses and ensure the adequacy of controls over financial information disclosed to the public, which is extracted or derived from the Corporation’s financial statements.

(q)	Compliance with Laws and Regulations

(i).	Review regular reports from management and others (e.g. external auditors) with respect to the Corporation’s compliance with laws and regulations having a material impact on the financial statements including:

A.	tax and financial reporting laws and regulations;

B.	legal withholding requirements; and

C.	other laws and regulations which expose directors to liability.

(ii).	Review the filing status of the Corporation’s tax returns, (if applicable) flow-through share renunciation filings and those of its subsidiaries.

(r)	Relationship with External Auditors

(i).	Recommend to the Board the nomination of the external auditors.

(ii).	Approve the remuneration and the terms of engagement of the external auditors as set forth in the relevant engagement letter. The Chair has the authority to pre-approve non-audit services which may be required from time to time.

(iii).	Review the performance of the external auditors annually or more frequently as required.

(iv).	Receive annually from the external auditors an acknowledgement in writing that the shareholders, as represented by the Board and the Committee, are their primary client.

(v).	Receive a report annually from the external auditors with respect to their independence, such report to include a disclosure of all engagements (and fees related thereto) for non-audit services by the Corporation.

(vi).	Review with the external auditors the scope of the audit, the areas of special emphasis to be addressed in the audit, and the materiality levels which the external auditors propose to employ.

(vii).	Meet with the external auditors in the absence of management to determine, inter alia, that no management restrictions have been placed on the scope and extent of the audit examinations by the external auditors or the reporting of their findings to the Committee.

(viii).	Establish effective communication processes with management and the Corporation’s external auditors to assist the Committee to monitor objectively the quality and effectiveness of the relationship among the external auditors, management and the Committee.

(ix).	Establish a reporting relationship between the external auditors and the Committee such that the external auditors can bring directly to the Committee matters that, in the judgement of the external auditors, merit the Committee’s attention. In particular, the external auditors will advise the Committee as to disagreements between management and the external auditors regarding financial reporting and how such disagreements were resolved.

(s)	Other Responsibilities

(i).	After consultation with the Chief Financial Officer and the external auditors, consider at least annually, the quality and sufficiency of the Corporation’s accounting and financial personnel and other resources.

(ii).	Approve in advance non-audit services, including tax advisory and compliance services, provided by the external auditors. However, the Committee can establish a threshold amount for fees for non-audit services to be provided by the external auditors without advance approval of the Committee. The nature of such services and the associated cost will be provided to the Committee at the next following meeting.

(iii).	Investigate any matters that, in the Committee’s discretion, fall within the Committee’s duties.

(iv).	Perform such other functions as may from time to time be assigned to the Committee by the Board.

(v).	Review this Charter on a regular basis and prepare any appropriate updates for approval by the Board.

(vi).	Review disclosures regarding the organization and duties of the Committee to be included in any public document, including quarterly and annual reports to shareholders, information circulars and annual information forms.

SCHEDULE “B”

DEFINITIONS

The following is a glossary of certain defined terms used in this AIF. Where the context requires, (i) words importing the singular include the plural and vice versa and (ii) words importing any gender include all genders.

“A10 FIA” means A10 Investimentos Fundo de Investimento de Ações – Investimento no Exterior;

“Barreiro” or “Barreiro Deposit” means one of the mineral deposits in the Grota do Cirilo property;

“Board” means the board of directors of the Company;

“Capex” means the capital expenditure defined in the Feasibility Study Report;

“CBCA” means the Canada Business Corporations Act;

“CIM Definition Standards” means the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves;

“cm” means centimetres;

“Commercial Production Plant” means the commercial production plant as described in the Feasibility Study Report;

“Common Shares” means common shares in the capital of the Company;

“Company” means Sigma Lithium Resources Corporation (formerly named Margaux Red Capital Inc.) and, as the context requires, its subsidiaries;

“Consolidation” means the share consolidation effected on June 18, 2018, pursuant to which the Common Shares were consolidated on the basis of one post consolidation Common Share for every 10 previously outstanding Common Shares;

“Feasibility Study Report” means the technical report dated October 18, 2019, with an effective date of September 16, 2019, titled “Grota do Cirilo Lithium Project, Araçuaí and Itinga Regions, Minas Gerais, Brazil, NI 43-101 Technical Report on Feasibility Study, Final Report” and prepared by Fred Claridge, P. Eng, Lucas Duarte, P. Eng, Ara Erzingatzian, P. Eng, Kiedock Kim, P. Eng, Marc-Antoine Laporte, P. Geo, and Porifrio Cabaleiro Rodriguez, MEng;

“GAAP” means Generally Accepted Accounting Principles;

“kg” means kilograms;

“km” means kilometres;

“km2” means square kilometres;

“Kv” means kilovolts;

“LCE” means lithium carbonate equivalent. Lithium is converted to lithium carbonate (Li2CO3) by multiplying lithium metal mass by 5.323;

“Li20” means lithium oxide;

“m” means metres;

“m3” means cubic metres;“MD&A” means management discussion and analysis;

“mm” means millimetres;

“mg/L” means milligrams per litre;

“NI 43-101” means National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

“NI 52-110” means National Instrument 52-110 Audit Committees of the Canadian Securities Administrators;

“Northern Complex” of the Project includes the Grota do Cirilo Property, the Genipapo Property and the Santa Clara Property;

“OTCQB” means American stock exchange Over-the-Counter QB;

“ppm” means parts per million;

“Project” means, collectively, the 27 non-contiguous mineral rights held by SMSA located in the Araçuaí and Itinga Regions of the State of Minas Gerais in Brazil, and comprised of: (i) the Northern Complex, being the Grota do Cirilo Property, the Genipapo Property, and the Santa Clara Property; and (ii) the Southern Complex, being the São José Property;

“Qualified Person” means a qualified person for purposes of NI 43-101;

“R$” means Brazilian Reais;

“SEC” means the U.S. Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis and Retrieval developed for the Canadian Securities Administrators (www.sedar.com);

“Sigma Holdings” means Sigma Lithium Resources Inc., the wholly-owned British Columbia subsidiary of the Company through which SMSA is held;

“SMSA” means Sigma Mineração S.A., the indirect wholly-owned Brazilian subsidiary of the Company;

“SEDAR” means the System for Electronic Document Analysis and Retrieval, which is accessed at www.sedar.com;

“Southern Complex” of the Project is the São José Property;

“t” means tonnes;

“TSXV” means the TSX Venture Exchange;

“US$” means United States dollars;

“Xuxa” or “Xuxa Deposit” means one of the mineral deposits in the Grota do Cirilo property; and

“Var” means variability

Certain Other Definitions

Meaning of “material relationship”

A “material relationship” is a relationship that could, in the view of the issuer’s board of directors, be reasonably expected to interfere with the exercise of a member’s independent judgment. The following individuals are considered to have a material relationship with the issuer:

A.	an individual who is, or has been within the last three years, an employee or executive officer of the issuer;

B.	an individual whose immediate family member is, or has been within the last three years, an executive officer of the issuer;

C.	an individual who: (i) is a partner of a firm that is the issuer’s internal or external auditor, (ii) is an employee of that firm, or (iii) was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

D.	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual: (i) is a partner of a firm that is the issuer’s internal or external auditor; (ii) is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or (iii) was within the last three years a partner or employee of that firm and personally worked on the issuer’s audit within that time;

E.	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the issuer’s current executive officers serves or served at that same time on the entity’s compensation committee; and

F.	an individual who received, or whose immediate family member who is employed as an executive officer of the issuer received, more than $75,000 in direct compensation from the issuer during any 12-month period within the last three years.

An individual will not be considered to have a material relationship with the issuer solely because (a) he or she had a relationship identified above if that relationship ended before March 30, 2004; or (b) he or she had a relationship identified above by virtue of such relationship being with a subsidiary entity or a parent of that issuer, if that relationship ended before June 30, 2005.

An individual will not be considered to have a material relationship with the issuer solely because the individual or his or her immediate family member (a) has previously acted as an interim chief executive officer of the issuer, or (b) acts, or has previously acted, as a chair or vice-chair of the board of directors or of any board committee of the issuer on a part-time basis.

For the purposes of “C” and “D” above, a partner does not include a fixed income partner whose interest in the firm that is the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with that firm if the compensation is not contingent in any way on continued service.

For the purposes of “F” above, direct compensation does not include: (a) remuneration for acting as a member of the board of directors or of any board committee of the issuer, and (b) the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

Despite any determination made whether an individual has a material relationship with an issuer, an individual who (a) accepts directly or indirectly, any consulting, advisory or other compensatory fee from the issuer or any subsidiary entity of the issuer, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee, or as a part-time chair or vice-chair of the board or any board committee; or (b) is an affiliated entity of the issuer or any of its subsidiary entities, is considered to have a material relationship with the issuer. The indirect acceptance by an individual of any such consulting, advisory or other compensatory fee includes acceptance of a fee by (a) an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or (b) an entity in which such individual is a partner, member, an officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the issuer or any subsidiary entity of the issuer. Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the issuer if the compensation is not contingent in any way on continued service.

“company” - any corporation, incorporated association, incorporated syndicate or other incorporated organization;

“control” - the direct or indirect power to direct or cause the direction of the management and policies of a person or company, whether through ownership of voting securities or otherwise;

“executive officer” of an entity – means an individual who is (a) a chair of the entity; (b) a vice-chair of the entity; (c) the president of the entity; (d) a vice-president of the entity in charge of a principal business unit, division or function including sales, finance or production; (e) an officer of the entity or any of its subsidiary entities who performs a policy-making function in respect of the entity; or (f) any other individual who performs a policy-making function in respect of the entity;

“issuer” includes a subsidiary entity of the issuer and a parent of the issuer;

“person” - an individual, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, or other legal representative; and

“subsidiary entity” - a person or company is considered to be a subsidiary entity of another person or company if (a) it is controlled by (i) that other, or (ii) that other and one or more persons or companies each of which is controlled by that other, or (iii) two or more persons or companies, each of which is controlled by that other; or (b) it is a subsidiary entity of a person or company that is the other’s subsidiary entity.